EXHIBIT 99.1

Indenture

Entered into on February 23, 2014

By and between	Internet Gold – Golden Lines Ltd. 520044264 Located at 2 Dov Friedman Street, Ramat Gan 5250301 (Hereinafter, the "Company")

Of the first part;

And	Reznik Paz Nevo Trusts Ltd. 51-368347-4 Located at 14 Yad Harutzim Street, Tel Aviv 6770007 (Hereinafter, the "Trustee")

Of the second part;

WHEREAS, on February 20, 2014, the Board of Directors of the Company approved the issuance of the Debentures (as defined below), the terms of which are as set forth herein and which shall be offered to the public by way of a Prospectus (as defined below); and

WHEREAS, the Trustee is a company limited by shares and registered in Israel, and whose objective is to engage in trusts, and it complies with the qualification requirements provided in applicable law, in particular the requirements provided in the Securities Law (as defined below) to serve as a debenture trustee; and

WHEREAS, the Company declares that no preclusion exists under any law to contract with the Trustee under this Indenture; and

WHEREAS, the Trustee declares that no preclusion exists under law or agreement to enter into this Indenture with the Company; and

WHEREAS, the Trustee has agreed to serve as trustee for the Debenture Holders, in accordance with the terms of the trust set forth hereinbelow;

NOW, THEREFORE, the parties stipulate and agree as follows:

1.	Preamble; Interpretation; Definitions; Validity

1.1.	The preamble of this Indenture and the annexes and schedules hereto constitute an integral part hereof.

1.2.	The sections and headings of this Indenture are for convenience and reference only, and are not to be considered for purposes of interpretation.

1.3.
With respect to any matters not provided herein, and in the event of a conflict between the provisions of the law and this Indenture, the parties shall act in accordance with the provisions of Israeli law.

1.4.	In this Indenture, the following terms shall have the meanings set forth below unless the context or contents dictate otherwise or if explicitly stated otherwise:

1.4.1.
"Debentures (Series D)" or the "Debentures" or the "Debentures in Circulation" or "Undertaking Certificate"- Debentures (Series D) of the Company, registered in the name of the holder, to be issued under the Prospectus and listed for trade on the Stock Exchange, including the Debentures to be issued in the context of an expansion of the series of Debentures (Series D), whether by way of a Prospectus or by way of expanding a series through private placements.

1.4.2.
"Controlling Person" - an individual who controls the Company, his relative, or a company controlled by either of them, and/or a subsidiary of the Company, but with the exception of the actual Company. In this respect, "control" is as defined in the Law.

1.4.3.	"Meeting" or "Holders' Meeting"- a meeting of the Debenture Holders.

1.4.4.	"TASE"- The Tel Aviv Stock Exchange Ltd.

1.4.5.
"Collateral"- any encumbrance of assets, a guarantee or other undertaking which secures the Company's undertakings towards the Trustee and/or Holders, whether given by the Company and/or any third party.

1.4.6.	"Immediate Report"- a filing of the Company that is submitted in accordance with the Securities Regulations (Periodic and Immediate Reports of a Foreign Company), 5761-2001.

1.4.7.
"Law" or "Securities Law"- The Securities Law, 5728-1968 and the regulations promulgated thereunder, in effect from time to time. It is clarified that as of the date of this Indenture, the Company files in accordance with and is subject to the provisions of Chapter E3 of the Law.

1.4.8.	"Known Index"- The last known index.

1.4.9.	"Base Index"- The consumer price index published in February 2014 with respect to January 2014.

1.4.10.	"Nominee Company"- The Nominee Company of Bank Hapoalim Ltd.

1.4.11.	"Trading Day" - A day on which trading takes place on TASE.

1.4.12.
"Business Day"- Sundays through Thursdays in a week in which the majority of Israeli banking corporations are open for transactions with the public, with the exception of days which are official holidays and rest days in Israel.

1.4.13.	"Magna"- The Securities Authority's Electronic Due Diligence System.

1.4.14.
"Consumer Price Index" or "Index"- the index that is known as the Consumer Price Index (including vegetables and fruit) that is published by the Central Bureau of Statistics, and including such index even if published by any other official body or institution, and including any other official index that is in lieu of such index, whether or not based on the same information on which the existing index is based. Should there be a replacement index that is published by such other body or institution, and such body or institution fails to determine the relationship between such index and the replaced index, such relationship shall be determined by the Central Bureau of Statistics. In the event that such relationship is not determined, as aforementioned, it shall be determined by the trustee for the relevant (debenture) series, in consultation with financial experts selected by him.

1.4.15.
"Payment Index"- the index known on a particular date of payment of a principal amount, on account of the principal or interest.  Notwithstanding the foregoing, the principal and interest of the Debentures shall be fixed, such that in the event that the Known Index on the relevant date is lower than the Base Index, the Payment Index shall be the Base Index.

1.4.16.	"Holder" or "Debenture Holder"- as such term is defined in the Securities Law.

1.4.17.	"Register"- Register of Debenture Holders, as set forth in Section 30 of this Indenture.

1.4.18.	"Officer"- as defined in the Companies Law, 5759-1999.

1.4.19.	"Principal" - the nominal value of the Debentures in Circulation.

1.4.20.	"Control"- as such term is defined in the Law.

1.4.21.	"This Indenture" or "Indenture"- this Indenture, including the annexes and schedules attached hereto and forming a material and integral part hereof.

1.4.22.	"Debenture Certificate"- the form of the debenture certificate attached hereto.

1.4.23.
"Prospectus"- the Company's prospectus to be published in February 2014 with respect to the issuance of the Debentures, including the Debentures to be issued in accordance with the expansion of the series and/or additional prospectuses with respect to the Debentures.

1.4.24.	"Trustee"- Reznik Paz Nevo Trusts Ltd. and/or any person serving from time to time as a trustee for the Debenture Holders under this Indenture.

1.4.25.	"Companies Law" – the Companies Law, 5759-1999.

1.5.
Any term or expression herein, with the exception of those explicitly defined herein (including those defined in Section 1.4 above) shall have the meaning ascribed thereto in the Debenture Certificate (the form of which is attached, as aforementioned, in the First Schedule hereto), unless the context or contents dictate otherwise.

1.6.	Whenever the term "subject to applicable law" (or such other similar expression) appears in this Indenture, the intention is to any law that may not be made conditional.

1.7.
Any statement in this Indenture in the plural includes the singular, and vice versa. Any statement in the male gender includes the female gender and vice versa. Any statement with respect to a person includes corporate entities, all unless this Indenture contains an explicit and/or implicit provision to the contrary and/or if the context or contents dictate otherwise.

1.8.
This Indenture shall become effective on the date of issuance of the Debentures (Series D) by the Company and exclusively with respect to the Debentures (Series D). It is agreed that in the event the issuance of Debentures (Series D) is cancelled for any reason, this Indenture shall be void. The trust for the Debenture Holders and the trustee's duties under this Indenture shall take effect on the date of issuance of the Debentures (Series D) by the Company.

1.9.
Whenever the TASE rules apply or will apply to any action under this Indenture, they shall take precedence over the provisions of this Indenture, and the dates of such actions shall be determined in accordance with the TASE rules.

2.	Issuance of Debentures; Terms of Issuance; Pari Passu Ranking

2.1.
The Company shall issue a series of Debentures (Series D) registered in the name of the holder, bearing fixed interest at a rate of 6% (hereinafter, the "Interest") linked (both principal and interest) to the Consumer Price Index, as set forth in Section 5 of the terms on the reverse side of the First Schedule hereto.

2.2.
The Debentures (Series D) shall be payable in five installments, as follows: (a) 2 equal payments, each of which at a rate of 10% of the principal amount of the Debentures (Series D), payable on the 15th of September of each of the years 2018 and 2019 (inclusive); (b) 2 equal payments, each of which shall be at a rate of 30% of the principal amount of the Debentures (Series D), payable on the 15th of September of each of the years 2020 and 2021 (inclusive); (c) one payment at a rate of 20% of the principal amount of the Debentures (Series D), payable on September 15, 2022 (the first payment of the principal amount of the Debentures (Series D) shall be made on September 15, 2018, and the last payment shall be made on September 15, 2022).

2.3.
The interest with respect to the outstanding balance of the principal amount of the Debentures (Series D) shall be paid twice a year in semi-annual payments on March 15 and on September 15 of the years 2018 to 2022 (inclusive), with respect to the six (6) month period (with the exception of the first interest period, as set forth below) beginning one day after the previous interest payment date and ending on the date of payment. The first payment of interest on the Debentures (Series D) shall be made on September 15, for the period beginning on the First Trading Day following the day of the auction in which the Debentures (Series D) are offered to the public, and ending on the date of the first payment of interest, calculated on the basis of 365 days in a year, as published by the Company.

2.4.	The Company shall list the Debentures (Series D) for trading on TASE in the name of a nominee company, as set forth in the First Schedule hereto.

2.5.	The Company shall issue the Debentures (Series D) on the terms set forth herein and on the terms on the reverse side of the First Schedule hereto.

2.6.
If after the date of the initial issuance of the Debentures (Series D), such Debenture series shall be expanded by the Company, the Holders of the Debentures (Series D) issued in the context of the expansion of such series shall not be entitled to payment on account of a principal amount and/or interest on such Debentures, whose effective date of payment shall occur prior to the date of issuance thereof, as aforementioned.

2.7.	The Company may, or shall be required, as applicable, to make and early redemption of the Debentures upon satisfaction of the terms set forth in Section 8 hereof.

2.8.	The Debentures shall rank pari passu among themselves in connection with the Company's undertakings under this Indenture, without preference or priority of any kind.

3.	Appointment of Trustee; Effective Date of Appointment; Termination of Appointment; Resignation; Dismissal; Trustee's Duties; Trustee's Powers

3.1.
The Company hereby appoints the Trustee as the first trustee for the Debenture Holders under Chapter E1 of the Securities Law, including for those eligible for payments under the Debentures that were not paid after their scheduled repayment date.

3.2.
In the event that the Trustee is replaced by another trustee, the alternate trustee shall serve as trustee for the Debenture Holders pursuant to Chapter E1 of the Securities Law, including for those eligible for payment under the Debentures which were not paid after becoming due and payable.

3.3.
The trust for the Debenture Holders and the Trustee's duties under the terms of this Indenture shall come into effect on the date of issuance of the Debentures by the Company. The Trustee's duties shall be in accordance with applicable law, including the Securities Law in effect from time to time.

The Trustee may resign from its position at any time it so desires after providing the Company with two months' prior written notice, stating the reasons for the resignation. Subject to applicable law, the Trustee's resignation shall have no validity unless given the court's approval, and as of the date indicated in the court's approval. In any event, a Trustee whose appointment has expired shall continue to serve in its position until such time as another trustee is appointed.

3.4.	The provisions of the Securities Law shall apply to the termination of the Trustee and to the appointment of a new trustee.

3.5.	The Trustee shall not be required to notify any party of the execution of this Indenture.

3.6.
Subject to the provisions of applicable law, the Trustee shall not be required to act in any manner not explicitly stated herein, and he shall not be required to ensure that he is made aware of any information, including in connection with the Company's ability to fulfill its undertakings to the holders of the Debentures (Series D).

3.7.
The Trustee may rely, in the context of its capacity as Trustee, upon any written document, instructions, notice, request, understanding or approval which is presumably signed or issued by any individual or entity believed by it, in good faith, to have been signed or issued thereby.

3.8.
Subject to the provisions of applicable law, the Trustee whose appointment has expired shall continue to serve in such capacity until such time as another trustee is appointed. The Trustee shall transfer to the new trustee all the documents and amounts it has accumulated in connection with the trust that is the subject of the Indenture for the Debentures (Series D), and shall sign any document required for such purpose. Any new trustee shall have the same authority, obligations and power and may act, for all intents and purposes, as though he had been appointed as the original trustee.

3.9.	The Trustee undertakes to cooperate with the Company and the new trustee for purposes of such transfer.

3.10.
It is clarified that nothing in the termination of the Trustee's appointment will derogate from the rights, claims or disputes which the Company and/or the Debenture Holders may have against the Trustee, if at all, for a cause of action that existed prior to the date of termination of its position as Trustee, and the foregoing does not release the Trustee from any liability under applicable law. Furthermore, nothing in the termination of the Trustee's position shall derogate from any rights, claims or disputes which the Trustee has against the Company and/or holders of Debentures (Series D), if at all, that existed prior to the date of termination of its appointment as Trustee, and nothing in the foregoing releases the Company and/or the holders of the Debentures (Series D) from any liability under applicable law.

3.11.
A resolution by Debenture Holders to terminate a Trustee and replace it with another trustee shall be approved at a Meeting in which at least two Holders holding 50% of the balance of the nominal value of the Debentures are present, or at an adjourned meeting in which at least two Holders holding at least 10% of such balance are present, and by a majority of 75% of those participating in the vote, with the exception of abstaining votes.

3.12.
A Trustee whose term of office has ended or expired shall continue to serve in such position until such time as another trustee is appointed in lieu thereof. Such other trustee shall be appointed by a Meeting of Holders convened by the Trustee whose term of office has ended or expired, or which has been convened by the Holders, all in accordance with the provisions of the Securities Law.

3.13.	The Company shall publish an Immediate Report in the event of the Trustee's resignation and/or the appointment of another trustee.

3.14.
The Trustee shall represent the Debenture Holders on any matter arising from the Company's undertakings towards them, and shall be entitled, to such end, to exercise the rights afforded to Holders under the Law or this Indenture.

3.15.	The Trustee's actions shall be valid including if a defect has been discovered in the Trustee's appointment or qualifications.

3.16.
The Trustee shall exercise the power, authority and authorizations granted thereto under this Indenture, at its sole discretion, and, subject to the remaining provisions of this Indenture, the Trustee shall not bear responsibility for any damage that is caused as a result of an error in such discretion, unless it is established, in a final ruling, that the Trustee acted with negligence that is not exempt by the law in effect from time to time, or in bad faith or with malicious intent.

3.17.
The Trustee may deposit all the deeds and documents attesting, representing and/or establishing its rights in connection with the trust contemplated hereunder, including in connection with any asset in its possession at the time, in a safe and/or in another place as it so determines and/or with any bank and/or ancillary banking corporation and/or attorney and/or accountant.

3.18.	The Trustee may take any action to protect the Holders' rights in accordance with applicable Law and/or the provisions of this Indenture, including Section 10 below.

3.19.	The Trustee may appoint agents, as set forth herein.

3.20.	Nothing in the Trustee's execution of this Indenture is an expression thereby of the nature of the securities offered or the worthiness of investing therein.

3.21.
The Trustee shall not be required to notify any party of the execution of this Indenture. The Trustee shall not intervene in any manner whatsoever in the management of the Company's business or its affairs, and the foregoing is not included in its duties.

3.22.
Subject to the provisions of applicable law, the Trustee is not required to act in any manner not explicitly stated herein, such that it is not required to ensure that it is informed of any information, including information about the Company and/or in connection with the Company's ability to fulfill its undertakings towards the Debenture Holders.

3.23.
Subject to the provisions of applicable law and the provisions of this Indenture, the Trustee undertakes, upon executing this Indenture, to keep confidential any information it receives from the Company, and not to disclose to any other party or use it, unless such disclosure or use is required in order to perform the duties of its position under the Securities Law, in accordance with the Indenture or a court order.

3.24.
The Trustee may rely on the correctness of the identity of a non-registered Debenture Holder as furnished to the Trustee by a person whose name is registered as an agent in a power of attorney issued by a Nominee Company, insofar as the Holder's identity was not indicated in the power of attorney.

4.	Purchase of Debentures by Company, Subsidiary and Company in its Control, or by Controlling Person; Distribution of Dividend

4.1.
Without derogating from the Company's right to make early redemption of the Debentures, as set forth herein, the Company reserves the right, subject to any lawful provision, to purchase at any time, whether on or off TASE, debentures at any price and in an amount it so determines, without derogating from the obligation to repay the remaining Debentures in Circulation. In the event of such a purchase by the Company, the Company shall issue an immediate report thereof.

The Debentures to be purchased by the Company shall expire immediately upon the purchase thereof, shall be de-listed from the TASE subject to the TASE rules, and shall be cancelled by the Company, and the Company shall not be entitled to re-issue them.

4.2.
A controlling shareholder of the Company, his relative or a company controlled by any of them or by the Company (hereinafter jointly and severally, "Affiliate Holder") may purchase and/or sell Debentures, at any time, including in the event of an issuance by the Company, all subject to applicable law. The Debentures which are held by an Affiliate Holder shall be deemed an asset of the Affiliate Holder. They shall not be de-listed from TASE and shall be transferable like the remaining Debentures of the Company (subject to the provisions of the Indenture and Debenture). However, while held by such Affiliate Holder, they shall not grant him a voting right at any meeting of Debenture Holders, and they shall not be taken into account in establishing the existence of a lawful quorum, nor shall they be included in the "balance of the nominal value of the Debentures in Circulation" in connection with votes and a quorum of participants and votes at meetings.

4.3.
Without derogating from the foregoing, a controlling shareholder of the Company (directly and/or indirectly), his relative and/or a company controlled by any of them (hereinafter jointly and severally, "Affiliate Party") who hold Debentures (Series D) shall be required to provide the Trustee with written notice prior to the convening of a meeting of Debenture Holders, insofar as the Company's controlling shareholder is in control of and/or aware that it is an Affiliate Party. The vote of an Affiliate Party shall not be taken into account in establishing the existence of the legal quorum required at a meeting of Debenture Holders, and the votes of such party shall not be taken into account at such meeting.

4.4.
Nothing in this Section 4 above derogates from the provisions of applicable law (including directives of the Securities Authority which apply to the Company, including in connection with approvals required to perform transactions with a controlling shareholder (or in which a controlling shareholder has a personal interest) and/or in connection with the sale of securities to a subsidiary of the Company and the dissemination thereof to the public.

4.5.
The Company undertakes, for as along as there are Debentures (Series D) in circulation, to refrain from performing any distribution of cash dividends other than in accordance with the following cumulative terms in accordance with sections (a) and (b) below:

a.	Such distribution is made only after the fulfillment of the earlier of the following conditions:

•	36 months after the initial date of issuance of the Debentures (Series D);

•
The remaining distributable surpluses of the Company exceed NIS 100 million. An evaluation of the distributable surpluses shall be made in accordance with the then current generally accepted accounting principles at the time of the distribution, and subject to the provisions of the Companies Law, 5759-1999.

b.
For as long as the Debentures (Series D) are in circulation, the Company may only make a distribution of cash dividends subject to the existence of a balance of liquidity (after taking into account the distribution), allowing for an eighteen-month debt service, immediately after the actual distribution.

For purposes of this section, "debt service" means the repayment of projected liabilities, including payment of the principal and interest of the Debentures issued by the Company.

For purposes of this section, "balance of liquidity" means a cash balance and cash value together with the balance of tradable securities, all as presented from time to time in the Company's routine filings.

An evaluation of the distributable surpluses, debt servicing and balance of liquidity (as defined above) shall be made on the basis of the Company's unconsolidated figures.

The foregoing shall all be subject to the distribution tests set forth in Section 302 of the Companies Law, 5759-1999.

Within 7 days of the date on which the Company announces its intention to distribute a dividend (but not less than 7 Business Days prior to the actual distribution date), the Company shall furnish the Trustee with written approval by the senior financial officer of the Company of its fulfillment of the aforementioned undertaking.

4.6.
In the event that a rating company is replaced, the Company shall, within three Business Days of such replacement (and subject to the deadlines prescribed by applicable law) issue an Immediate Report regarding the replacement of the rating company and the reasons for such replacement. The Company does not undertake to refrain from replacing the rating company.

4.7.	To the extent the Debentures are rated by more than one rating company, the Debenture rating for purposes of this Indenture shall be determined in accordance with the lower rating.

5.	Issuance of New Debentures; Expansion of Series

5.1.
The Company may, from time to time, at its sole discretion and without being required to obtain the approval of the Trustee for the Debentures (Series D) and/or from the then-current holders of the Debentures (Series D), expand the Debentures (Series D) and issue additional debentures of the same series (whether by private placement, prospectus, by shelf offer report or in any other manner), including to a Controlling Person, at such price and in such manner as shall be determined by the Company, including at a discounted rate or premium (including the absence of a discount or premium) that are different from those that were in effect (if at all) in the context of other issuances of the same series, provided that a notice thereof is given to the Trustee.

5.2.
The Trustee shall serve, subject to the provisions of the Indenture, as Trustee for the Debentures (Series D) in circulation from time to time, including in the event of an expansion of a series, and the Trustee's consent to serve in such capacity for the expanded series shall not be required.

5.3.
The Debentures (Series D) in Circulation and additional Debentures of the same series which are issued (if at all) in accordance with this Section above, shall (as of the date of issuance thereof) constitute a single series for all intents and purposes, and the Indenture for the Debentures of the same series shall also apply with respect to all additional Debentures of such same series.

5.4.
The additional debentures shall not afford a right to payment of the principal amount and/or interest with respect to the Debentures (Series D) whose determining date for payment occurs prior to the date of issuance thereof.

5.5.
Without derogating from the generality of the foregoing, the Company reserves the right, subject to applicable law, to issue, at any time, additional series of debentures and/or other securities of any type whatsoever, without being required to obtain approval from the Trustee and/or the then-current Holders, including a Controlling Person, whether or not they afford a right to convert shares of the Company, and on such payment terms and interest, linkage, collateral and other terms as it deems fit, whether they take precedence, are equal or inferior to the terms of any relevant Debenture series in circulation, and such other terms as it so determines, without derogating from its repayment obligation towards the Holders of the Debentures (Series D). Notwithstanding the foregoing, prior to performing the expansion, the Company shall provide the Trustee with confirmation by the rating company that the rating of the Debentures has not been adversely affected by the expansion.

5.6.
Without derogating from the Company's right to issue additional Debentures (Series D) at a discount rate that is different from the discount rate of the Debentures in Circulation at the time, the Company reserves the right to issue additional Debentures (Series D) as part of an expansion of the series pursuant to Section 5.1 above, at a discounted rate that is higher than the discounted rate of the Debentures in circulation at the time. In the event of such an expansion, the Company shall calculate the weighted discount rate with respect to the Debentures of the series after the expansion thereof, and it shall publish, in an Immediate Report, the uniform weighted discount rates for the entire Debenture series, and the TASE members shall withhold tax on the Debenture repayment dates in accordance with such weighted discount rate and the law. If no confirmation is received from the tax authorities regarding such discount rates, the Company shall, immediately after the issuance of Debentures following the expansion of the series, release an immediate report regarding the highest discount rate that was created with respect to the series. The Stock Exchange members shall withhold tax upon repayment of the Debentures in circulation, in accordance with the discounted rate so reported. Therefore, circumstances are possible in which the Company will withhold tax with respect to discounted fees, at a rate that is higher than the discounted fees determined for a party holding Debentures prior to the expansion of the series. In such instance, the Holder of the Debentures who held Debentures prior to the expansion of the series and up to the repayment thereof, and who is entitled, following repayment thereof, to reimbursement of the withholding tax with respect to the excess discounting charges, shall be (solely) responsible for applying to the tax authority with respect to such matter, should he desire to be reimbursed for the tax.

Nothing in such right of the Company exempts the Trustee from examining such issuance, insofar as such an obligation is imposed on the Trustee under applicable law. In addition, the foregoing does not derogate from the rights of the Trustee and the Meeting of Debenture Holders under this Indenture, including from their right to demand immediate repayment of the Debentures, as set forth in Section 9 below or in accordance with the provisions of applicable law.

5.7.	The Company shall, in an Immediate Report, announce the Debentures issuance, as set forth in this Section above.

6.	Company's Undertakings

The Company hereby undertakes to pay all the Principal amounts, interest and linkage differentials payable under the terms of the Debentures on their scheduled payment dates, and to comply with all remaining terms and undertakings imposed thereon under the terms of the Debentures and the Indenture.

7.	Debentures Unsecured

7.1.
The Company's undertaking to repay the Debentures is not secured by any encumbrance or other collateral (as such term is defined in the Securities Law). The status of the Debenture Holders is that of unprotected creditors of the Company, with all its implications.

7.2.
The Company may, from time to time, sell, encumber, lease, assign, furnish or otherwise transfer all or a portion of its assets, in any manner whatsoever, to any third party without the consent of the Trustee and/or the Debenture Holders.

7.3.
The issued Debentures, including Debentures (Series D) to be issued as part of an expansion of the series, to the extent such series is expanded, shall rank pari passu among themselves, without preference or priority of any kind.

7.4.
For the avoidance of doubt, it is clarified that the Trustee shall not be bound by any obligation to evaluate, and the Trustee has not actually evaluated or will evaluate, the requirement to provide securities in order to secure payments to the Debenture Holders. The Trustee was not requested to perform, nor has it actually performed, nor will it perform financial, accounting or legal due diligence with respect to the Company's or subsidiary's state of affairs. Upon entering into this Indenture, and with the Trustee's consent to serve as Trustee for the Debenture Holders, the Trustee is not offering its opinion, explicitly or implicitly, as to the financial value of the collateral, to the extent furnished (if at all) by the Company, and regarding the Company's ability to fulfill its undertakings towards the Debenture Holders. Nothing in the foregoing derogates from the Trustee's obligations under law or the Indenture, nor from its obligation (insofar as such an obligation applies to the Trustee under applicable law) to evaluate the impact of any changes occurring to the Company as of and after the date of this Indenture, to the extent any such changes may adversely affect the Company's ability to fulfill its undertakings towards the Debenture Holders.

8.	Early Redemption

8.1.	Early Redemption at TASE Initiative

Should TASE decide to de-list the Debentures (Series D) because the value of the series has fallen below the amount determined in the Stock Exchange's guidelines for de-listing, the Company shall enable the early redemption of the series due to the de-listing, as aforementioned, and shall act as follows:

8.1.1.
Within 45 days of the TASE Board of Directors' decision to de-list the Debentures, as aforementioned, the Company shall announce an early redemption date on which a Debenture Holder may redeem such Debentures. An announcement of the early redemption date shall be published in an Immediate Report which shall be sent to the Authority and the TASE.

8.1.2.
The early redemption date shall occur no earlier than 17 days from the date of publication of the notice and no later than 45 days from such date, but not in the period between the due date for payment of the interest and the actual date of payment.

8.1.3.
On the early redemption date, the Company shall redeem the Debentures whose redemption has been sought by the Holders thereof. The proceeds of the redemption shall not be less than the nominal value of the Undertaking Certificates together with interest accrued up to the actual payment date, as set forth in the terms of the Debentures.

8.1.4.
Nothing in an early redemption date, as aforementioned shall prejudice the redemption rights provided in the Debentures for any Debenture Holders who do not redeem the Debentures on such early redemption date. However, the Debentures shall be de-listed from TASE and they shall be subject, inter alia, to the resulting tax implications.

8.1.5.	Early redemption of the Debentures, as aforementioned, shall not afford any of the Holders of the Debentures so redeemed the right to the interest for the period following the redemption date.

8.2.	Early Redemption at Company Initiative

The Company may demand the early redemption, in whole or in part, of the Debentures (Series D), as of the date of issuance of the Debentures, at its sole discretion and at any time after the Debentures (Series D) of the Company are listed for trade. In such instance, the following provisions shall apply, all subject to the guidelines of TASE and the provisions of the TASE Rules and Regulations and the directives promulgated thereunder, in effect at the relevant date:

8.2.1.
The frequency of the early redemptions shall not exceed one redemption per quarter. In this respect, "quarter" means each of the following periods: January-March; April-June; July-September; and October-December. The minimal amount of each early redemption shall not be less than NIS 1 million. Notwithstanding the foregoing, the Company may make early redemption in an amount that is less than NIS 1 million, provided that the frequency of the redemptions shall not exceed a single redemption per year.

8.2.2.
Upon the adoption of a resolution of the Company's Board of Directors pertaining to early redemption, as aforementioned, the Company shall release an Immediate Report with a copy to the Trustee no less than seventeen (17) days and no more than forty-five (45) days prior to the early redemption date. In the event that early redemption is determined in a quarter in which a due date for payment of interest is also determined, or a date for payment of partial redemption or final redemption, the early redemption shall be made on the date scheduled for such payment, as aforementioned. The early redemption date shall not occur in the period between the effective date for payment of interest on the Debentures and the date of actual payment of interest. In such Immediate Report, the Company shall publish the principal amount to be paid through early redemption as well as the interest accrued on the aforementioned principal amount up to the early redemption date, according to the provisions below.

Early redemption for a portion of the Debenture series shall not take place if the amount of the last redemption is less than NIS 3.2 million. On a date of partial early redemption, if any, the Company shall announce in Immediate Report: (1) the partial redemption rate in terms of the outstanding, unpaid balance; (2) the partial redemption rate in terms of the original series; (3) the interest on the redeemed portion upon partial redemption; (4) the interest to be paid upon the partial redemption, calculated with respect to the outstanding, unpaid balance; (5) update of the partial redemption rates remaining, in terms of the original series; (6) the effective date for entitlement to early redemption of the principal amount of the Debenture, which will be twelve (12) days prior to the date scheduled for the early redemption (it shall be clarified that if the effective date for entitlement to receive the partial redemption occurs during a quarter in which current interest payment exists, the effective date for entitlement to the partial redemption shall occur on the next effective date for receipt of the current interest payment which will be paid during such quarter).

Partial early redemption shall be made pari passu to each of the Debenture holders in accordance with the nominal value of the held Debentures.

8.2.3.
The amount to be paid to Debenture Holders in the event of early redemption shall be the highest of the following: (1) market value of the balance of the Debentures in circulation, which will be determined according to the average closing price of the Debentures in the thirty (30) Trading Days preceding the date of adoption of the board resolution regarding the early redemption; (2) the liability value of the Debentures in circulation which are available for early redemption, i.e. the principal amount together with interest and linkage differentials up to the actual early redemption date; (3) the cash flow balance of the Debentures available for early redemption (Principal plus interest) discounted according to the Government Debentures Yield (as defined below) plus interest of 1% per annum, calculated on the basis of daily calculation based on a 365-day year. Discounting of the Debentures (Series D) subject to early redemption will be calculated as of the early redemption date up to the date of the last payment scheduled for the Debentures that are subject to early redemption.

In this respect, the “Government Debentures Yield” means the average return (gross) for redemption, during a period of seven Business Days, ending two Business Days prior to the date of the early redemption notice, of three series of government debentures whose average lifetime is the closest to the average lifetime of the Debentures (Series D) on the relevant date.

Partial redemption of the Debentures, as aforementioned, shall not afford a party holding such redeemed Debentures the right to receive interest with respect to the period after the redemption date.

9.	Immediate Repayment

9.1.	Upon satisfaction of the grounds, conditions and/or circumstances set forth below, the provisions of Sections 9.2 below shall apply:

9.1.1.
There is a material worsening in the Company's state of affairs compared with such status on the date of issuance, and there is a material concern that the Company will be unable to repay the Debentures in a timely manner.

9.1.2.
The Debentures are not repaid in a timely manner or another material undertaking given in favor of the Holders is not satisfied. However, the Debentures (Series D) may only be accelerated and/or collateral, if given, may only be realized, consequently, if the breach is not remedied within 14 days of the date of the breach.

9.1.3.
The Company fails to publish a financial statement it is required by law or the provisions of this Indenture to publish, within 30 days of the last date on which it is required to make such publication. This Section shall not apply in the event that the Company receives an extension for submitting its financial statements from a competent authority or in accordance with the provisions of the Indenture, in which case the time period for publication of the Company's financial statements shall commence as of the last date provided in such extension.

9.1.4.	The Debentures are de-listed from TASE in accordance with the TASE Rules and Regulations.

9.1.5.
A receivership motion or motion to appoint a permanent or temporary receiver over all or a portion of the Company's assets is filed, or an order for the appointment of a temporary receiver is rendered, and such orders are not vacated within forty-five (45) days of being filed or rendered, as applicable, or an order is issued for the appointment of a permanent receiver over all or a portion of the Company's assets.

Notwithstanding the foregoing, the Company shall not be granted any cure period with respect to motions or orders filed or rendered, as applicable, by the Company or at its request.

9.1.6.
The Company files a motion for an order to freeze proceedings or such an order is issued, or the Company files a motion for an arrangement with its creditors under Section 350 of the Companies Law (except for the purpose of a merger with another company and/or a company restructuring or split, and other than arrangements between the Company and its shareholders which shall not affect the Company's ability to repay the Debentures, provided that the Company or surviving company, as the case may be, declares to holders of Debentures (Series D), including via the Trustee, at least ten Business Days prior to the date of merger or restructuring, that there is no reasonable concern that the Company or the surviving company, as the case may be, will be unable to perform its undertakings vis-à-vis the Debenture Holders as a result of such merger or restructuring), or if a motion is filed under Section 350 of the Companies Law against the Company (without its consent) and is not dismissed or vacated within 30 days of being filed or issued.

Notwithstanding the foregoing, the Company shall not be granted any cure period with respect to motions filed or granted, as applicable, at the Company's sole initiative or at its request.

9.1.7.
An attachment is imposed on the material assets of the Company, with the exception of assets with respect to which non-recourse financing has been received, or execution actions are carried out with respect to such material assets; and such attachment is not removed or the action cancelled within forty-five (45) days after being imposed or carried out, as the case may be.

Notwithstanding the foregoing, the Company shall not be granted any cure period with respect to motions filed or granted, as the case may be, at the Company's its initiative or request.

9.1.8.
The Company ceases to engage in and/or to conduct its business as shall be at the time of this Indenture, and/or announces its intention to cease conducting its business affairs as shall be at the time of this Indenture and/or to conduct them and/or the Company ceases or announces its intention to cease its payments to the Debenture Holders.

9.1.9.
The Company makes a decision to liquidate (other than liquidation as a result of a merger with another company and/or restructuring or split, provided that the Company or surviving company, as the case may be, declares to Holders of Debentures (Series D), including via the Trustee, at least ten Business Days prior to the date of merger or restructuring, that there is no reasonable concern that the Company or the surviving company, as the case may be, shall be unable to perform its undertakings vis-à-vis the Debenture Holders following such merger or restructuring), or if the court issues a final and permanent liquidation order for the Company, or a permanent liquidator is appointed for the Company.

9.1.10.
The court issues a temporary liquidation order or a temporary liquidator is appointed for the Company, or any judicial decision of a similar nature is rendered (other than a liquidator for purposes of a merger with another company and/or a restructuring of the Company, provided that the Company or the surviving company, as the case may be, declares to Holders of Debentures (Series D), including via the Trustee, at least ten Business Days prior to the date of merger or restructuring, that there is no reasonable concern that the surviving company shall be unable to perform its undertakings vis-à-vis the Debenture Holders following such merger), and such appointment, order or decision is not vacated or cancelled within forty-five (45) days of being issued or granted, as the case may be.

Notwithstanding the foregoing, the Company shall not be granted any cure period with respect to motions filed or granted, as the case may be, at the Company's initiative or request.

9.1.11.	A "going concern" note is made in the Company's financial statements for a period of two consecutive quarters.

9.1.12.
It becomes apparent that any of the Company's representations in the Debentures or Indenture are incorrect and/or incomplete, and, if the breach is curable, such breach is not remedied within 10 days of receipt of a notice regarding the breach, during which the Company takes action to remedy such breach.

9.1.13.
If TASE suspends trading in the Debentures, other than suspension due to ambiguity, as provided in the Part Four of TASE Rules and Regulations, and the suspension of trade is not cancelled within 60 Trading Days.

9.1.14.	If Eurocom Communications Ltd. does not hold (direct or indirect) control of the Company.

9.1.15.	If the Company does not hold (direct or indirect) control or a control block in Bezeq The Israel Telecommunication Corporation Ltd. (hereinafter, "Bezeq").

9.1.16.
If the Company made an expansion of the series of Debentures (Series D) and as result of such expansion, the company rating the Debentures (Series D) decided to downgrade the Debentures (Series D) to a rating lower than the rating of the Debentures (Series D) prior to the relevant expansion.

9.1.17.
If another series of Debentures issued by the Company became immediately payable or another material debt of the Company became immediately payable (a material debt means over NIS 200 million) and the recourse to the Company and such immediate repayment is not cancelled within 14 days of the Company's receipt of a written notice thereof.

9.1.18.	If the Debentures (Series D) cease to be rated by a rating company for a period exceeding 60 consecutive days, for reasons and/or circumstances within the Company's control.

9.1.19.	If a dividend is distributed contrary to the provisions of this Indenture.

9.1.20.
If a merger is performed without the prior consent of the Debenture Holders, unless the Company or surviving company, as the case may be, declares to the Debenture Holders at least ten Business Days prior to the date of the merger, that there is no reasonable concern that the surviving company will be unable to perform its undertakings vis-à-vis the Debenture Holders following such merger.

9.1.21.	If a reasonable concern exists that the Company will be unable to perform its material undertakings towards the Debenture Holders.

For purposes of this Section 9.1 –

"Holding," "control" and "control block" are as defined in the Companies Law, 5759-1999.

"Rating company" – a rating company approved by the Supervisor of Capital Markets, Insurance and Savings at the Ministry of Finance.

"Material assets" – assets constituting the majority of the assets out of the Company's overall balance sheet according to the last consolidated (audited or reviewed) financial statements published prior to the date of the event.

"Financial statements" means the Company's last consolidated (audited or reviewed) financial statements published prior to the date of the event.

9.2.	Upon the satisfaction of the grounds, conditions and/or circumstances:

9.2.1.
Specified in Sections 9.1.5-9.1.21 above, the Trustee shall be obligated to convene a Meeting of Holders of Debentures (Series D) which shall be convened twenty one (21) days after being notified (or a shorter period in accordance with Section 9.3 below), whose agenda shall include a resolution to demand the immediate repayment of the entire outstanding balance of the Debentures (Series D) and/or realization of collateral, if given.

9.2.2.
Specified in Sections 9.1.1-9.1.4, the Trustee and holders of least 5% of the then current balance of the principal of the Debentures, may convene a Meeting of Debenture Holders which shall take place twenty one (21) days after being notified (or a shorter time period in accordance with Section 9.3 below), whose agenda shall include a resolution to demand the immediate repayment of the entire outstanding balance of the Debentures and/or the realization of collateral, if given;

9.3.
The Trustee may, at its discretion, shorten the 21-day period set forth above (in Section 9.3 above) for convening the Meeting, if the Trustee believes that convening the Meeting in 21 days will prejudice the rights of the Debenture Holders. Should such time periods be shortened prior to convening the Meeting, the Trustee shall provide a notice to the Company stating the reasons for accelerating the date. A report on the Magna website shall be deemed to be a notice to the Trustee.

9.4.
A decision by Holders to demand the immediate repayment of the Debentures shall be adopted at a Meeting of Holders in which parties holding at least fifty percent (50%) of the balance of the nominal value of the Debentures (Series D) were present thereat, by a majority of parties holding the balance of the nominal value of the Debentures represented at the vote, or by such majority at an adjourned Meeting of Holders in which parties holding at least twenty percent (20%) of such balance were present.

9.5.
Subject to the provisions of applicable law, the Trustee's duties under this Section 9 shall be subject to its actual knowledge of the existence of the facts, events, circumstances and instances set forth herein.

9.6.
Should any of the events specified in Sections 9.1.1-9.1.21 hereinabove with respect to which the Meeting was convened not be cancelled or removed by the date of the Meeting, and subject to the provisions of Section 9.9 below, and a resolution is adopted at such Meeting of Debenture Holders in accordance with Section 9.4 above, the Trustee shall be required, within a reasonable period of time, to demand the immediate repayment of the entire outstanding, unpaid balance of the Debentures (Series D) and/or to realize the collateral, if given.

9.7.
Notwithstanding the provisions of Section 9 hereof, the Trustee or Holders of Debentures of the relevant series shall only demand the immediate repayment of the Debentures of such series and realize collateral (if given), including upon the occurrence of one or more of the events set forth in Sections 9.1.1-9.1.21 above, after giving the Company notice of their intention to do so. However, neither the Trustee nor the Holders are obligated to provide the Company with such notice if there is a reasonable concern that such notice will affect the possibility of demanding the immediate repayment of the Debentures and/or realizing collateral. It is  clarified that publication of a notice on the Magna system, including the convening of a Meeting of Holders whose agenda includes immediate repayment and/or realization of collateral, shall be deemed to be a notice to the Company as required under this Section 9.

9.8.
Should a reasonable period be determined in any of the events enumerated in Sections 9.1.1-9.1.21 above, in which the Company may perform an action or adopt a resolution as a result of which the grounds for demanding immediate repayment or realizing collateral cease to apply, the Trustee or Holders may only demand the immediate repayment of the Debentures and/or realize collateral, if given, as set forth in this Section 9, if the deadline prescribed therefor has passed and the grounds still apply. However, the Trustee may shorten the time period prescribed in the Indenture if it believes that such time period will materially affect the Holders' rights.

9.9.
The Trustee may, at its discretion, shorten the 21-day period provided in Sections 9.1.1-9.1.21 for convening a Meeting, if the Trustee believes that convening the meeting after 21 days, as aforementioned, will prejudice the rights of the Debenture Holders. In the event that the time period is shortened, as aforementioned, prior to convening the Meeting, the Trustee shall issue a notice to the Company stating the reasons for accelerating the date.

9.10.
It is hereby clarified that the Trustee's duties under this Section 9 shall be subject to actual knowledge thereof the occurrence of the facts, circumstances and events specified herein, whether by virtue of general publications made by the Company or according to the Company's written notice to the Trustee according to Section 28 of this Indenture. Nothing herein shall derogate from the Trustee's rights and obligations under applicable law.

10.	Actions and Proceedings by the Trustee

10.1.
In addition to any provision in this Indenture and as an independent right and authority, the Trustee may, at its discretion, and shall be required pursuant to a decision adopted by a Meeting of Debenture Holders by the majority required by law, and without further notice to the Company, to initiate any proceedings, including legal proceedings and requests for instructions, as the Trustee so determines and subject to the provisions of applicable law, for the enforcement of the Company’s undertakings under this Indenture, the realization of collateral, if created, and/or for the exercise of the rights of the Debenture Holders and the protection of their rights under this Indenture. The Trustee may institute legal and/or other proceedings, whether at its own initiative or upon the Holders' demand as adopted at a Meeting of Holders, including in the event that immediate repayment of the Debentures was not demanded, all for the realization of collateral, to the extent created, and/or for the protection of the rights of the Debenture Holders and the Trustee and subject to applicable law. The Trustee may, at its sole discretion and without being required to provide notice, file a motion with the appropriate court for instructions on any manner arising from and/or connected to this Indenture, including prior to a demand for the immediate repayment of the Debentures, including for the purpose of granting any order with respect to the trust.

10.2.
Subject to the provisions of this Indenture, the Trustee may, but is not required to, convene a General Meeting of Debentures Holders at any time in order to discuss and/or adopt its instructions on any manner pertaining to this Indenture, and it may re-convene such a meeting. The Company waives any claim against the Trustee and/or Debenture Holders of damage it may incur and/or incurred as a result of the convening of a Meeting of Holders.

10.3.
The Trustee may, prior to initiating such proceedings, convene a Meeting of Debenture Holders in order for such Holders to decide, by an ordinary majority, which proceedings to institute for the exercise of their rights under this Indenture. The Trustee may reconvene Meetings of Debenture Holders for the purpose of receiving instructions in all matters pertaining to the conduct of such proceedings. The Company waives any claim towards the Trustee and/or Debenture Holders of damage it may incur and/or incurred as a result of convening a Meeting of Holders.

10.4.
The may, but is not required, at its sole discretion, to delay the performance of any action thereby under this Indenture, in order to refer to a Meeting of Debenture Holders and/or the court for instructions from the Meeting of Debenture Holders and/or instructions from the court as to how to proceed.

10.5.
For the avoidance of doubt, it is hereby clarified that none of the provisions set forth above prejudices and/or derogates from the Trustee's right, as conferred herein upon the Trustee, to turn to legal instances, at its sole discretion, including before the Debentures of the relevant series become immediately payable, for the purpose of issuing any order with respect to the trust.

10.6.	For the avoidance of doubt, it is clarified that a resolution of the Meeting of Holders to liquidate the Company shall be adopted by special resolution at a Meeting of Holders.

11.	Distribution of Proceeds; Priority for Creditors

Any proceeds on account of the Debentures received by the Trustee, with the exception of the Trustee's fees and payment of any debt towards the Trustee, in any manner whatsoever including, without limitation, as a result of the acceleration of the Debentures, and including as a result of proceedings it institutes, if at all, against the Company, will be held thereby in trust and shall be used by the Trustee for the following purposes and according to the following order of priority:

11.1.
First for settling expenses, payments, levies and liabilities disbursed by the Trustee, imposed thereon, or incurred through or as a result of the actions entailed in performing the duties of the trust or in another manner in connection with the terms of the Indenture, including the Trustee's fee.

11.2.	Second, to pay any other amount under the Indemnification Undertaking (as such term is defined in Section 26 below).

11.3.	Third, for payment to Holders who bore payments pursuant to Section 26 below.

11.4.
Fourth, to pay Debenture Holders the interest in arrears owing to them and subject to the terms of the linkage in the Debentures, pari passu and pro rata to the amounts owing to each of them without preference or priority with respect to any of them, and there shall be no preference by reason of priority in time of issuance of the Debentures by the Company or in another manner.

11.5.
Fifth, to pay the Debenture Holders for the principal amount in arrears owing to them and subject to the terms of the linkage in the Debentures, pari passu and pro rata to the amounts owing to each of them without preference or priority with respect to any of them, and there shall be no preference by reason of priority in time of issuance of the Debentures by the Company or in another manner.

11.6.
Sixth, to pay the Debenture Holders the interest owing to them according to the Debentures held by them, pari passu and subject to the terms of the linkage in the Debentures, whose due date has not yet arrived and pro rata to the amounts owing to each of them, and there shall be no preference by reason of priority in time of issuance of the Debentures by the Company or in another manner.

11.7.
Seventh, to pay the Debenture Holders the principal amounts owing to them under the Debentures held thereby, pari passu and subject to the terms of the linkage in the Debentures, whose due date has not yet arrived and pro rata to the amounts owing to each of them, and there shall be no preference by reason of priority in time of issuance of the Debentures by the Company or in another manner.

11.8.	The Trustee shall pay the excess, if any, to the Company or its designees, as applicable.

11.9.	Withholding tax shall be deducted from the payments to the Debenture Holders, insofar as such deductions are required by applicable law.

11.10.
Payment of the amounts by the Trustee to the Debenture Holders, as aforementioned, out of the proceeds received by the Trustee, is subject to the rights of other creditors of the Company having prior or equal rights to those of the Debenture Holders in accordance with the law, with respect to such proceeds, if any.

11.11.
The Trustee may set off any amount owing thereto from the Company and/or from the Debenture Holders (whether as payment on account of the Trustee's fees or as a reimbursement of expenses) in accordance with its rights to such amounts by virtue of this Indenture, without requiring a resolution of a Meeting of the Debenture Holders and/or the Company's consent, provided that the Trustee notifies the Debenture Holders and Company of such set-off in the manner provided in Section 28 hereof.

11.12.
Nothing in the foregoing derogates from the Trustee's obligation to take reasonable action to collect monies from the Company, to the extent the Company is required to pay such amounts. Should the Trustee be successful in collecting such monies, these shall be held by the Trustee in trust and shall be used thereby for such purposes and in such order of priority as set forth in this Section.

12.	Authority to Demand Payment to Holders Through the Trustee

Subject to the adoption of a resolution by an ordinary majority of the Debenture Holders, the Trustee may issue the Company written instructions to transfer to the Trustee's account (for the Debenture Holders) a portion of the payment (interest and/or principal) which the Company owes Holders, which payment is due a short time after the notice, in order to finance the proceedings and/or expenses and/or the Trustee's fees under this Indenture. The Company may not refuse to comply with such notice, and it shall be deemed to have fulfilled its undertaking towards the Holders if it proves that it transferred the entire amount to the Trustee's account, as aforementioned. Nothing in the foregoing releases the Company from its obligations to pay the expenses and fees, as aforementioned, whenever it was required to bear such amounts in accordance with this Indenture and applicable law.

13.	Authority to Delay Distribution of Funds

13.1.
Notwithstanding the provisions of Section 12 above, should the monetary amount received as a result of the institution of the proceedings specified above and which is available for distribution at any time, as set forth in such section, be less than NIS 1 million, the Trustee shall not be obligated to distribute such amount and may invest all or portion thereof in investments permitted pursuant to the Indenture, and to replace such investments from time to time with other permitted investments, all as it deems fit.

13.2.
When the aforementioned investments and the profits thereof, together with other funds which shall reach the Trustee for purposes of payment thereof to the Debenture Holders reach, if at all, an amount which is sufficient to pay a minimum of NIS 1 million, the Trustee shall pay such amount to the Debenture Holders as set forth in Section 12 above. In the event that the Trustee is not, within a reasonable amount of time, in possession of an amount that is sufficient to pay at least NIS 1 million as aforementioned, the Trustee shall be obligated to distribute the funds in its possession to the Debenture Holders, on the next date for payment of the principal and/or interest.

13.3.
Notwithstanding the foregoing in this section, should the Trustee receive a demand therefor in a resolution that has been adopted in a Meeting of the Debenture Holders, the Trustee shall distribute the amounts received as a result of the institution of such proceedings, including before such amounts total NIS 1 million, as set forth above. Notwithstanding the foregoing, the Trustee's fees and expenses shall be paid out of such funds immediately upon reaching the Trustee, including in the event they are lower then a total of NIS 1 million, as set forth above.

14.	Notice of Distribution and Deposit with Trustee

14.1.
The Trustee shall notify the Debenture Holders of the date and place in which any of the payments specified in Sections 11 and 13 above shall be made, and of the effective date of such payment (insofar as such payment is not specified in the Debenture amortization schedule), by a notice which shall be delivered to them in the manner prescribed in Section 28 below, no later than ten days and no more than twenty days in advance.

14.2.
After the date specified in the notice, the Debenture Holders shall be entitled to interest thereon according to the rate indicated in the Debenture, exclusively on the balance of the Principal amount (if any) after deduction of the amount paid, or proposed to be paid to them, as aforementioned.

14.3.	Funds distributed in accordance with this Section 14 shall be deemed to be payment on account of the repayment of the Debentures. The payment shall first be applied towards payment of the interest.

15.	Non-Payment for Circumstances Beyond the Company’s Control; Deposit with Trustee

15.1.
Any sum payable to a Debenture Holder which was not paid on the due date for payment for a reason beyond the Company’s control, even though the Company was ready to pay such amount in a timely fashion, shall cease to bear interest and linkage differentials as of such due date, and the Debenture Holder shall be entitled only to the amount to which he was entitled on the due date for such payment on account of the principal, the interest and the linkage differentials.

15.2.
In the event that such amount is not paid within fourteen (14) days from the due date for payment thereof, then, within thirty days of the due date for payment, the Company shall remit to the Trustee the payment amount that was not paid for any reason beyond its control, and shall notify the Debenture Holders of such remittance by means of the Magna system, and the remittance of such sum shall be deemed to be payment of such amount by the Company, and, in the event of payment of all the amounts due with respect to the Debenture, also as the redemption of such Debentures by the Company.

15.3.	The Company shall notify the Debenture Holders of the deposit of the funds in trust with the Trustee in accordance with Section 28 below.

15.4.
The Trustee shall invest any such amount in favor of such Debenture Holders, in trust accounts issued in its name, in investment instruments permitted under Israeli law and the provisions of the Indenture (as set forth in Section 17 below), all as the Trustee so determines and subject to applicable law. To the extent that the Trustee has complied with the foregoing, the Trustee shall solely be obligated towards the parties entitled to such amounts to provide them with the proceeds received from the realization of such investment, less the Trustee's fees, expenses and expenditure related to such investment and the management of the trust accounts, and less the mandatory payments applying to the aforementioned trust accounts.

15.5.
The Trustee shall remit to each Debenture Holder on whose behalf amounts and/or funds owing to the Debenture Holders were deposited with the Trustee out of the amounts so deposited, against presentation of the proof required by the Trustee to its full satisfaction evidencing that the impediment has been removed and the Holder's right to receive the funds, less the Trustee's fees, expenses and all the expenses and mandatory payments applying to such trust account, including then customary charges.

15.6.
The Trustee shall hold such funds and shall invest them in the aforementioned manner up to one year after the final repayment date of the Debentures. After such date, the Trustee shall remit to the Company the amounts stated in Section 15.5 above (including the profits from the investment) less the Trustee's fees, expenses and other expenses incurred in accordance with this Indenture (such fees paid to service providers and so forth), to the extent any remain at the time. The Company shall hold such amounts in trust for the Debenture Holders entitled to such amounts for six additional years, and the provisions of Sections 15.4-15.5 above shall apply with respect to amounts remitted thereto by the Trustee, as set forth above, mutatis mutandis. Amounts not demanded from the Company by a Debenture Holder by the end of seven years from the due date for payment shall be remitted to the Company and it shall be entitled to use the remaining funds for any purpose whatsoever. The foregoing shall not derogate from the Company's obligation towards the Debenture Holders to remit the funds to which they are entitled under applicable law.

15.7.	The Company shall confirm for the Trustee in writing the remittance of the aforementioned sums to it and the receipt of such sums in trust for the Debenture Holders.

16.	Receipt from Debenture Holder

16.1.
A receipt from the Debenture Holder for the principal, interest and linkage differentials paid thereto by the Trustee for the Debentures shall release the Trustee entirely with respect to actual payment of the amounts indicated therein.

16.2.
A receipt from the Trustee concerning the deposit of the principal and interest sums and linkage differentials therewith in favor of the Debenture Holders shall be deemed as a receipt from the Debenture Holder for purposes of Section 16.1 above with respect to the release of the Company (and not with respect to the release of the Trustee) in connection with payment of the amounts indicated therein.

16.3.
The Trustee may demand that a Debenture Holder present it, upon payment of any interest or partial payment of the principal, interest and linkage differentials, the Debenture Certificates with respect to which the payments are made.

16.4.	The Trustee may make a note on the Debenture Certificates of amounts so paid and the date of payment.

16.5.
The Trustee may, in any special circumstance, at its discretion, forego presentation of the Debenture Certificate after receiving from the Debenture Holder an indemnification letter and/or guarantee that it deems satisfactory, for damages that are liable to occur due to the failure to make such a note, all as it deems fit.

16.6.	Notwithstanding the foregoing, the Trustee may, at its discretion, keep records with respect to such partial payments in another manner.

17.	Investment of Funds

All of the funds which the Trustee may invest hereunder shall be invested by the Trustee in bank deposits of one of the five largest banks in Israel whose rating is not lower than the Debenture rating on the date of the initial issuance of the relevant series by the Company (in the event of the issuance of unrated Debentures – such funds shall be invested in banks rated no lower than (A)), in its name, or in investments in securities of the State of Israel or in any other securities in which Israeli law permits to invest trust funds, as it deems fit, subject to applicable law and all subject to the terms of the Indenture. To the extent that the Trustee has complied with the foregoing, the Trustee shall solely be obligated towards the parties entitled to such amounts to provide them with the proceeds received from the liquidation of the investments, less the Trustee's fees and expenses and the commissions and expenses pertaining to such investment and the management of the trust’s accounts and the commissions, and less the mandatory payments applying to the trust account, and the Trustee shall act with respect to the remaining funds in accordance with the provisions of the Indenture, as the case may be.

18.	Company's Undertakings Towards Trustee

18.1.	The Company undertakes towards the Trustee as follows, for as long as the Debentures have not yet been fully paid:

18.2.	To continue managing the Company’s businesses in a proper and orderly manner.

18.3.
To manage, keep and maintain its assets (as they may be from time to time) in a good state of repair and to routinely and meticulously pay all the mandatory payments applying, if at all, to the assets.

18.4.
To keep regular account books in accordance with generally accepted accounting principles and to safeguard the books, including the documents serving as evidence, and to enable any authorized representative of the Trustee to inspect, at any reasonable time as shall be coordinated in advance with the Company, any such accounting book and/or any such document which the Trustee wishes to inspect. In this respect, an authorized representative of the Trustee means any person appointed by the Trustee for purposes of such inspection, by written notice which the Trustee shall furnish to the Company prior to such inspection, and which shall also include the authorized appointee's confirmation that he undertakes towards the Company to maintain the confidentiality of the information which is disclosed thereto as part of his actions for the Trustee. The Trustee shall maintain the confidentiality of the information contained in the book so inspected by the Trustee's representative. It is clarified that the disclosure of information to the Debenture Holders for purposes of making a decision pertaining to their rights under the Debentures or for the purpose of reporting the Company's state of affairs, provided that the Trustee shall only transfer the information it deems necessary for making such a decision, shall not constitute a breach of its duty of confidentiality as aforementioned.

18.5.
To provide the Trustee written notice, as soon as reasonably practicable and no later than 4 Business Days after becoming aware thereof, of any instance in which an attachment is imposed on the Company's material assets, and of any instance in which a receiver, special manager and/or temporary or permanent liquidator has been appointed over the principal assets of the Company and/or a trustee is appointed as part of a motion to freeze proceedings pursuant to Section 350 of the Companies Law, against the Company, and to take all necessary reasonable measures, at its expense, to remove such attachment or to cancel such receivership, liquidation or management, as applicable.

18.6.
To provide the Trustee with written notice, as soon as reasonably practicable and no later than 4 Business Days after becoming aware thereof, of the occurrence of any of the events enumerated in Section 9.1 above and the subsections thereunder and/or of the Company's material concern regarding the occurrence of one or more of the events enumerated in Section 9.1 of the Indenture and the subsections thereunder.

18.7.
To furnish the Trustee, no later than 30 days from the date of issuance of the Debenture series and/or the date of issuance of additional Debentures of an existing series, including changes in the interest rates, to the extent they apply, during the lifetime of the Debentures, an original copy of the Debenture certificate for the issued Debentures.

18.8.
To provide the Trustee with reports regarding the purchase of Debentures by the Company or a subsidiary, as set forth in Section 4 of the Indenture. The Company's reports on the Magna system regarding the purchase of the Debentures shall be deemed to be delivery to the Trustee.

18.9.
To provide the Trustee, immediately upon the filing thereof, any public report it is required to file with the Securities Authority. For purposes of this Section, reports submitted via the Securities Authority's Magna system shall be deemed to be delivery to the Trustee.

18.10.
By no later than April 1 of each year, and for as long as this Indenture remains valid, the Company shall furnish the Trustee with an approval signed by the Company CEO or a senior financial officer of the Company or a party authorized by the Company for such matter (as applicable) stating that, to the best of his knowledge, on the basis of investigations he made, during the period commencing from the issuance of the Debenture series and/or the date of granting the previous approval under this Section (whichever is later) and up to the date of the current approval, the Company is not in breach of this Indenture (including the terms of the Debenture), unless explicitly indicated otherwise.

18.11.
To cause the senior financial officer of the Company to provide the Trustee and/or the individuals so instructed thereby, within a reasonable amount of time, any explanation, document, a calculation or information pertaining to the Company, its business and/or its assets which the Trustee believes to be reasonably required for the purpose of performing the duties of its position and to protect the Debenture Holders.

18.12.
The Company shall provide the Trustee with information regarding the Company which is vital to preserving the rights of the Debenture Holders, upon the Trustee's reasonable written demand, and the Trustee shall maintain the confidentiality of any information so disclosed and shall not use it other than for the purpose of performing the duties of its position as Trustee under the Indenture, including reporting to the Debenture Holders. Documents and/or information disclosed to the Trustee under this Section shall be delivered on condition that the disclosure thereof does not constitute an offense of using internal information, as such term is defined in the Securities Law, 5728-1968 and subject to the duty of the Trustee and/or a party so appointed to maintain confidentiality.

18.13.
To provide the Trustee with confirmation, at its request, that all payments have been made to the Debenture Holders in a full and timely manner, and regarding the balance of the then-current sums owed by the Company to the Debenture Holders after making such payment.

18.14.	To allow the Trustee to attend general meetings of the Company's shareholder, without a right to participate or vote at the meeting.

18.15.
To provide the Trustee with the reports and filings as set forth in Section 28 below. Should the Company cease to be a reporting company, as such term is defined in the Securities Law, the Company shall furnish the Trustee with the filings provided in Section 8(a) of the circular concerning Provisions for the Investment of Institutional Entities in Non-Government Bonds, dated July 14, 2010, and any information required under Appendices D, E and F, on the dates prescribed in the circular.

19.	Additional Undertakings

19.1.
After (and insofar as) the Debentures become immediately payable, as defined in Section 9 above, the Company shall, from time to time and at any time so required by the Trustee, perform all the reasonable actions that are useful to facilitate the exercise of the powers vested in the Trustee. In particular, the Company shall take the following actions:

19.1.1.
Remit to the Debenture Holders and the Trustee all amounts payable and/or to become payable to them under the terms of the Indenture, whether or not their due date for payment has arrived ("Acceleration"), within 7 days of the date of notice.

19.1.2.
Provide statements and execute all of the documents and perform or cause the performance of all the actions necessary or required under law to confer validity on the exercise of the powers, authorities and authorizations of the Trustee and its agents.

19.1.3.	Give all the notices, orders and instructions which the Trustee shall deem useful and require for the purpose of implementing the provisions of the Indenture.

19.2.
For purposes of this Section – a written notice signed by the Trustee confirming that the action it so requires, as part of its powers, is a reasonable action shall constitute prima facie evidence thereof.

20.	Attorneys-in-Fact

20.1.
The Company hereby irrevocably appoints the Trustee as its attorney-in-fact to implement and perform, in its name and place, all of the actions it is required to perform under the terms of this Indenture, and to act, in its name, in the exercise of all or a portion of the powers vested in the Trustee, provided that the Company has not performed the actions it is required to perform hereunder within a reasonable period of time from the date of the Trustee's demand.

20.2.
The appointment pursuant to Section 20.1 above does not oblige the Trustee to perform any act, nor does it derogate from any of the Company's obligations under the Indenture, and the Company hereby releases the Trustee in advance in the event that the Trustee does not perform any act and/or does not perform an act in a timely or correct manner, and the Company waives in advance any claim against the Trustee and/or its agents with respect to any damage incurred and/or likely to be incurred by the Company, directly and/or indirectly, by virtue of an action or omission, or an act not performed by the Trustee in a timely manner, other than due to the negligence of the Trustee or any party on its behalf.

21.	Other Agreements

Subject to the provisions of the law and the restrictions imposed by law on the Trustee, the performance of the Trustee's duties hereunder, or its very status as Trustee, shall not preclude it from contracting with the Company in other agreements or from entering into transactions in the ordinary course of its business, provided that this does not affect the performance of the Trustee's duties under the Indenture and its capacity as trustee.

22.	Reporting by the Trustee

22.1.
The Trustee shall, each year as of the date prescribed therefor in the law, and in the absence of such date, by the end of the second quarter of each calendar year, prepare and deliver to the Authority and TASE an annual report regarding the affairs of the trust ("Annual Report").

22.2.
The Annual Report shall include the details determined from time to time by the Law. The filing of such Annual Report with the Authority and TASE shall be deemed to be the furnishing of the Annual Report to the Company and Debenture Holders.

22.3.
The Trustee shall be required to submit a report with respect to actions it performed in accordance with Chapter E1 of the Law, upon the reasonable request of Holders holding at least ten percent (10%) of the balance of the nominal value of the Debentures of such series, within a reasonable period of time from the date of demand, all subject to the duty of confidentiality which the Trustee owes the Company, as set forth in Section 35j(d) of the Law.

22.4.	The Trustee shall notify the Company prior to reporting, pursuant to Section 35h1(a) through (c) of the law.

23.	Trustee's Fee and Reimbursement of Expenses

23.1.	The Company shall pay the Trustee a fee for its services, in accordance with this Indenture, as follows:

23.1.1.
For the first year of trust, commencing from the date of issuance of the Debentures (Series D) and for each additional year as of the years in which there are outstanding and unpaid Debentures (Series D) in circulation, the Trustee shall be paid an annual fee of NIS 30,000 (linked to the Consumer Price Index known on the date of issuance of a series of Debentures (Series D), but in any case not less than the amount stipulated above).

23.1.2.	The Trustee shall further be entitled to receive from the Company reimbursement for Reasonable Expenses, as defined below.

23.1.3.
"Reasonable Expenses" mean amounts disbursed by the Trustee in the performance of its duties and/or by virtue of the powers vested therein under this Indenture, including expenses and costs pertaining to the notification and convening of a meeting of Debenture Holders and expenses pertaining to couriers and newspaper publications related to the convening of a meeting, provided that with respect to the expenses of an expert opinion, the Trustee provides the Company with prior notice of its intention to obtain an expert opinion, as set forth in Section 25 below.

23.1.4.
The Trustee shall further be entitled to payment in addition to the Reasonable Expenses, as defined above, for special actions it performs, including those it must perform in order to fulfill its lawful obligation under the Securities Law and the regulations promulgated in accordance with Amendments 50 and 51 of such Law, as well as actions arising from a breach by the Company of this Indenture, or for actions pertaining to a demand for immediate repayment of the Debenture, and for other special actions it is required to perform, if at all, in the performance of its duties under this Indenture and/or for the purpose of protecting the rights of the Debenture Holders, including actions performed by the Trustee in connection with the collateral provided in favor of the Holders, including the registration, replacement and updating of such collateral, if at all, and other than ordinary actions which the Trustee is required to perform in the scope of its position. This includes evaluating the Company's fulfillment of its undertakings as set forth in Sections 19 and 20 above, and including reporting by the Trustee as set forth in Section 22 above, all without derogating from the generality of this Section 23.

23.1.5.	The parties hereby agree that the Trustee shall be entitled to a fee of NIS 600 per each hour of work it is required to perform, as set forth above.

23.1.6.
If additional Debentures (Series D) are issued in addition to the initial issuance of Debentures (Series D), or the series is expanded in any manner whatsoever, the Trustee's annual fee shall be increased by an amount that reflects the rate of increase in the trade volume of the series, plus VAT, in a fixed manner until the end of the term of the trust.

23.1.7.
Should the Company be required to pay the Company for expenses pertaining to its fees and/or for Reasonable Expenses it disbursed and/or for special actions it is required to perform or it performed in the scope of its duties and/or by virtue of the powers vested therein under this Indenture, as set forth in this Section 23, if at all, and the Company fails to do so, the Trustee may pay all such amounts out of the proceeds that have accrued in its possession in accordance with Section 12 and 13 of the Indenture, provided that it provides the Company with prior written notice of its intention to do so.

23.1.8.
For each annual shareholders meeting in which the Trustee participates, including for its attendance at a meeting that was adjourned due to the absence of a proper legal quorum, the Trustee shall be paid an additional sum of NIS 500 per meeting. Such amount shall be paid immediately upon the issuance of a payment demand by the Trustee.

23.1.9.
It is clarified that in the event that, as a result of a future change in laws and/or regulations and/or other binding provisions applying to the Trustee's function, additional expenses are imposed on the Trustee which it shall be required to pay in the performance of its duties as a reasonable Trustee, the Company shall indemnify the Trustee for its Reasonable Expenses, including its reasonable professional fee.

23.1.10.	VAT, if it applies, shall be added to each of the aforementioned amounts and shall be paid by the Company.

23.1.11.
All amounts specified in this Section above shall be linked to the Consumer Price Index known on the date of issuance of each series, and in any event shall not be less than the amounts stipulated in this Section above.

23.1.12.
The Trustee's fee shall be paid with respect to the period up to the end of the term of the trust hereunder, including if a receiver is appointed for the Company (or a receiver and manager), or whether or not the trust under this Indenture is managed under the court's supervision.

23.1.13.	The annual fee set forth above shall be paid at the beginning of each trust year.

23.1.14.	All the amounts set forth in this Section 23 shall take priority over the funds due to the Debenture Holders.

23.1.15.
The amounts set forth in this Section above are based on the presumption that the Debentures for which the Trustee shall serve as trustee will be issued without securities or financial covenants or other obligations of the Company, with respect to which the Trustee is required to evaluate the Company's fulfillment thereof. In any other instance, the Trustee's fee shall be agreed upon in accordance with the hours which the Trustee is required to invest in the trust.

23.2.
Should a trustee be appointed in lieu of the Trustee whose term of office has ended pursuant to Sections 35b(a1) or 35n(d) of the Securities Law, the Holders of the Debentures (Series D) shall bear the increase in the fee of the new trustee so appointed over the fee paid to the prior trustee, if such difference in fee is unreasonable, and the provisions of the relevant law and the time of such replacement shall apply.

23.3.
The Holders shall bear such difference in amount by way of setting off the pro rata portion of the difference from each payment which the Company remits to Holders of Debentures (Series D) in accordance with the terms of the Indenture and the remittance thereof by the Company directly to the Trustee.

23.4.
Should the Trustee's term of office end, as set forth in Section 3 hereof, the Trustee shall no longer be entitled to its fee as of the date of expiry of its term of office. Should the Trustee's term of office end during the trust year, the fee paid for the months in which the Trustee did not serve as trustee shall be refunded. The provisions of this Section shall not apply to the Trustee's fee for the first trust year.

23.5.	Should the law require the Company to make a deposit to secure payment of the Trustee's special expenses, the Company shall comply with such provisions.

24.	Special Powers

24.1.
The Trustee for the Debentures (Series D) shall be entitled to deposit all the deeds and document which evidence, represent and/or determine its right in connection with any asset in its possession at the time, in a safe with any banker and/or banking corporation and/or with an attorney. To the extent that the Trustee has complied with the foregoing, the Trustee shall not be responsible for any loss that may be caused in connection with such deposit, unless the Trustee acted negligently, maliciously or in bad faith.

24.2.
The Trustee for the Debentures (Series D) may, in the scope of performing the affairs of the trust hereunder, commission an expert opinion and/or consult with any attorney, accountant, appraiser, valuator, surveyor, real estate agent or other expert, and to act in accordance with the findings thereof, whether such opinion and/or advice was prepared at the request of the Trustee and/or by the Company, and the Trustee will not be required to pay and no sums will be set off from amounts owing to the Trustee for any loss or damage that may be caused as a result of any act and/or omission performed by the Trustee on the basis of such advice or opinion, unless it is found, in a conclusive judgment, that the Trustee acted negligently in a manner that is not exempt by the law in effect from time to time and/or maliciously. The Company shall bear the reasonable wages of hiring the advisors so appointed, provided that the Trustee provides the Company with prior notice of its intention to obtain such expert opinion or advice together with details of the requested fee and the purpose of the expert opinion or advice, and provided that such fee does not exceed the reasonable and customary limits. In addition, if so necessary and as possible under the circumstances of the matter, the Trustee and the Company shall agree on a list of not more than three such advisors who have the relevant reputation and expertise, to whom the Trustee will turn to receive price quotes for their appointment as advisors. The Company shall select one offer out of the offers submitted, and shall be entitled to negotiate the offers with the advisors, and the remaining provisions of this Section shall apply.

24.3.
Any such advice and/or opinion may be given, sent or received by way of letter, telegram, facsimile, e-mail and/or any other electronic means for the transmission of information, and the Trustee will not be responsible for acts it performed in reliance on advice and/or an opinion or information transferred in one of the forms mentioned above, even though errors occurred therein and/or they were not authentic, unless such errors could have been discovered through reasonable examination.

24.4.
Subject to applicable law, the Trustee shall not be obliged to notify any party about the execution of this Indenture, nor may it interfere in any manner in the management of the Company’s business or its affairs. Nothing in this section limits the Trustee in actions in is required to perform under the Indenture.

24.5.
Subject to applicable law, the Trustee shall exercise in the trust the powers, authorizations and powers vested therein under this Indenture, at its sole discretion, and shall not be required to pay, nor shall any set-off be made of any monies owing to the Trustee for any damage that may be caused as a result of an error in such discretion, which was made in good faith, unless it is found in a conclusive ruling that the Trustee acted negligently, other than negligence that is exempt under the law in effect from time to time, or maliciously.

25.	Trustee's Power to Engage Agents

Subject to the Company's prior consent, the Trustee will be entitled to appoint an agent/s to act in its stead, whether an attorney or another party, in order to perform or to participate in the performance of special acts to be performed in connection with the trust, and to pay reasonable remuneration to every such agent, including, without derogating from the generality of the foregoing, the institution of legal proceedings or representation in the merger or split of the Company. The Company may oppose the appointment in the event that the agent is in competition, directly or indirectly, with the Company's business. It is clarified that the appointment of such an agent shall not derogate from the Trustee's responsibility for its actions and those of its agents. The Trustee shall also be entitled to pay, at the Company's expense, the reasonable remuneration of each such agent, including by way of set-off from the amounts due to it, and the Company shall reimburse the Trustee immediately, upon its first demand, for any such reasonable expense.

26.	Indemnification of Trustee

26.1.
The Company and the Debenture Holders (on the relevant effective date, as set forth in Section 26.6 below, each with respect to its undertaking as provided in Section 26.3 below) hereby undertake to indemnify the Trustee and all officers thereof, and its employees, shareholders, agent or expert appointed under this Indenture and/or pursuant to a resolution that is adopted at a meeting of Debenture Holders in accordance with the provisions of this Indenture ("Indemnitees"):

26.1.1.
For any reasonable expense disbursed and/or to be disbursed and/or damage and/or payment and/or monetary charge, pursuant to a conclusive ruling (with respect to which no stay of execution was issued) or pursuant to a concluded settlement (and to the extent the settlement pertains to the Company, the Company's consent to the settlement was given) on grounds related to actions performed by the Indemnitees or which they are required to perform under the provisions of this Indenture and/or under law and/or instruction of a competent authority and/or applicable law and/or at the request of the Debenture Holders and/or at the Company's request; and

26.1.2.
With respect to remuneration to the Indemnitees and reasonable expenses disbursed and/or to be disbursed, including in the performance of the duties of the trust or in connection with such actions which they deem to be necessary in the performance of the foregoing and/or in connection with the exercise of the powers and authorizations conferred hereunder, and in connection with all manners of legal proceedings, legal and other expert opinions, negotiations, discussions, expenses, dissolution proceedings, collection proceedings, debt arrangements, debt status evaluation, valuations and travel and/or other expenses, provided that they are reasonable, for the purpose of examining and/or handling and/or exercising any of the assets encumbered under the collateral (if at all), in claims and demands pertaining to any matter performed and/or not performed in any manner in connection with the foregoing.

The foregoing is provided that:

26.1.3.	The Indemnitees do not demand indemnity in advance with respect to a matter that requires immediate attention, without derogating from their right to demand indemnification retroactively;

26.1.4.	No final judicial ruling has been rendered establishing that the Indemnitees acted in bad faith and such action was taken in the performance of their duties contrary to the provisions of the law;

26.1.5.	No final judicial ruling has been rendered establishing that the Indemnitees were negligent in a manner that is not exempt by the law in effect from time to time;

26.1.6.	No final judicial ruling has been rendered which established that the Indemnitees acted maliciously;

26.1.7.
The Trustee provided the Company with written notice, immediately after becoming aware of any such claim and/or demand, and allowed the Company to conduct the proceedings, unless the proceedings are being administered by the Trustee's insurance company or if the company is faced with a conflict of interest.

The indemnification undertakings under this Section 26.1 shall be called the "Indemnification Undertaking."

Even if it is asserted against the Indemnitees that they are not entitled to indemnification for any reason, the Indemnitees shall be entitled, immediately upon their first demand, to payment of the amount owing to them under the Indemnification Undertaking. Should it be found in a final judicial ruling that the Indemnitees are not entitled to indemnification, the Indemnitees shall return the indemnification amounts paid to them.

26.2.
Without derogating from the validity of the Indemnification Undertaking in Section 26.1 above, any time the Trustee is required, under the terms of the Indenture and/or the law and/or the instructions of a competent authority and/or applicable law and/or the demand of the Debenture Holders and/or a demand of the Company, to perform an action, including, without limitation, instituting proceedings or filing claims at the request of the Debenture Holders, as set forth herein, the Trustee may refrain from performing such action until such time as a monetary deposit is received, to its satisfaction, to cover the Indemnification Undertaking (the "Financing Cushion") by first priority from the Company. In the event the Company does not deposit the Financial Cushion on the date it is required by the Trustee to do so, the Trustee shall, on the effective date (as set forth in Section 26.6 below), submit the Debenture Holders a request to remit to the Trustee the Financing Cushion amount, on a pro rata basis (as such term is defined below). To the extent the Debenture Holders fail to actually remit the entire Financing Cushion amount, the Trustee shall be under no obligation to take any action or institute the relevant proceedings. Nothing in the foregoing releases the Trustee from taking immediate action as required to prevent the rights of the Debenture Holders from being adversely affected.

26.3.
The Trustee is authorized to determine the Financing Cushion amount and may create an additional financing cushion, from time to time, in an amount determined by the Trustee. In addition, without derogating from the right to compensation afforded to the Trustee under law and under this Indenture and/or the Company's obligations under this Indenture, the Indemnitees shall be entitled to indemnification out of the funds received by the Trustee from proceedings it instituted, with respect to undertakings they had assumed, with respect to reasonable expenses they incurred in the performance of the duties of the trust or in connection with those actions they deemed to be necessary in the performance of such duties and/or in connection with the exercise of the powers and authorities conferred under this Indenture and in connection with all manners of legal proceedings, legal and other expert opinions, negotiations, discussions, claims and demands pertaining to any manner and/or item performed and/or not performed in any manner in connection with the foregoing, and the Trustee may withhold the funds in its possession  and pay out of such funds the monies required for payment of such indemnification. All such amounts shall take precedence over the rights of the Debenture Holders and subject to the provisions of applicable law, provided that the Trustee has acted in good faith and in accordance with the duties imposed thereon under applicable law and this Indenture. For purposes of this section, an act of the Trustee which is authorized by the Company and/or the Debenture Holders shall be deemed to be an action which was reasonably required.

26.4.	The Indemnification Undertaking

26.4.1.
Shall apply to the Company in the event of (1) actions that were taken and/or required in accordance with this Indenture or for the protection of the Debenture Holders' rights (including upon the demand of a Holder which is required for the purpose of such protection); and (2) actions performed and/or required at the Company's demand.

26.4.2.
Shall apply to the Holders who held the Debentures on the effective date (as set forth in Section 26.6 below) in the event of (1) actions performed and/or required at the Debenture Holders' demand (with the exception of such actions taken at the Holders' demand for the protection of the Debenture Holders' rights); and (2) non-payment by the Company of the Indemnification Undertaking amount applying thereto under subsection (a) above.

It is clarified that the Trustee may not delay an action that is urgently required in order to prevent a violation of the Debenture Holders' rights in order to obtain indemnification or approval from the Holders to perform the action; the foregoing, however, shall not prejudice its right to make such inquiry retroactively.

26.5.
In the event that (a) the Company fails to pay the amounts required to cover the Indemnification Undertaking amount and/or fails to deposit the Financing Cushion amount, as the case may be; and/or (b) the indemnification duty applies to the Holders pursuant to Section 26.4.2 above and/or the Debenture Holders were requested to deposit the Financing Cushion amount pursuant to Section 26.2 above, the following provisions shall apply:

The funds shall be collected in the following manner:

1.
First – the amount shall be funded out of the interest and/or principal amounts which the Company is require to pay to all Debenture Holders after the date of the required action, and the provisions of Section 10 above shall apply;

2.
Second – should the Trustee believe that the amounts deposited in the Financing Cushion are insufficient to cover the Indemnification Undertaking, the Holders who held Debentures on the effective date (as set forth in Section 26.6 below) shall deposit the missing amount with the Trustee on a pro rata basis (as such term is defined below). The amount deposited by each Holder shall bear annual interest at a rate equal to the fixed interest on the Debentures (as set forth in the First Schedule) and shall be paid in the order of priority as set forth in Section 26.7 below.

"Pro Rata" means: the pro rata portion of the Debentures held by the Holder on the relevant effective date, as set forth in Section 26.6 below, out of the total nominal value in circulation at the time. It is clarified that the calculation of the pro rata portion shall remain fixed including if there is a change in the nominal value of the Debentures held by the Holder after such date.

26.6.	The effective date for establishing a Holder's liability under the "Indemnification Undertaking" and/or payment of the Financing Cushion shall be as follows:

26.6.1.
In the event the Indemnification Undertaking and/or payment of the Financing Cushion is required as a result of a decision or urgent action required in order to prevent the Debenture Holders' rights from being adversely affected, without a prior resolution by a meeting of Debenture Holders – the effective date for liability shall be the end of the Trading Day of the day on which the action is taken or the decision adopted, and if such day is not a Trading Day, then the preceding Trading Day.

26.6.2.
In the event the Indemnification Undertaking and/or payment of the Financing Cushion are required as a result of a resolution by a meeting of Debenture Holders – the effective date for liability shall be the effective date for participating in the meeting (as such date is indicated in the notification) and shall also apply to a Holder who was not present or did not participate in the Meeting.

No payment by the Holders, in lieu of the Company, of any amount applying to the Company under this Section 26, shall release the Company from its responsibility to bear such payment.

26.7.	With respect to the order of priority for reimbursement to Holders who bore payments under this Section out of the proceeds in the Trustee's possession, see Section 11 above.

27.	Release

To the extent it is proven, to the satisfaction of the Trustee for the Debentures (Series D), that all of the Debentures of such series have been paid up and redeemed in full, or when the Company deposits in trust with the Trustee sums which are sufficient to redeem the Debentures (and subject to the terms of linkage and interest) which have not been presented for redemption, and when it is proven to the Trustee's satisfaction that all of the undertakings and expenses assumed or incurred by the Trustee in connection with this Indenture and under the terms hereof have been paid in full, then the Trustee shall be required, at the Company's first demand, to act with respect to the funds deposited therewith (to the extent deposited) in connection with Debentures for which redemption was not sought – in accordance with the terms of this Indenture.

28.	Notices

28.1.
Notices by the Company and/or Trustee to Debenture Holders shall be issued by way of reporting via the Securities Authority's Magna system; (the Trustee may instruct the Company and the Company shall be required to immediately report, in the Trustee's name and via the Magna system, any report as provided verbatim and in writing by the Trustee to the Company). In instances in which the law so requires, including in the instances described above, such notice shall also be given by way of publishing the notice in two daily newspapers with a wide distribution, which are published in Israel and in Hebrew: (a) an arrangement or settlement pursuant to Section 350 of the Companies Law; (b) a merger. Any notice so published or sent shall be deemed to have been issued to the Debenture Holder on such date of publication (via the Magna system or in the press, as applicable).

28.2.
In the event the Company ceases reporting in accordance with the Securities Law, any notice by the Company and/or the Trustee for the Debenture Holders shall be given by publication in two newspapers with a wide distribution that are published in Israel in Hebrew. Any notice so issued shall be deemed to have been provided to the Debenture Holders three (3) Business Days as of the date of publication.

28.3.
Notices or demands provided by the Trustee to the Company may be sent by registered mail to the address designated in the Indenture, or to another address as instructed by the Company to the Trustee in writing, or by facsimile, courier and/or by e-mail, and any such notice or demand shall be deemed to have been received by the Company: (1) if sent via registered mail – three Business Days after having been posted by mail; (2) if transmitted by fax (together with telephone confirmation of receipt) and/or via e-mail – one Business Day after having been transmitted; (3) if delivered by courier – upon delivery to the recipient or upon being offered to the recipient, as applicable.

28.4.
Notices or demands sent by the Company to the Trustee may be sent via registered mail to the address designated on the Indenture, or to another address as the Trustee may instruct the Company in writing, or via facsimile, courier and/or e-mail, and such notice or demand shall be deemed to have been received by the Trustee: (1) if sent via registered mail – three Business Days after having been posted by mail; (2) if transmitted by facsimile (together with telephone confirmation of receipt) and/or e-mail – one Business Day after having been transmitted; (3) if sent by courier – upon delivery to the recipient or upon being offered to the recipient, as applicable.

28.5.	Copies of the notices issued by the Company and/or Trustee to the Debenture Holders shall also be issued by the Company via immediate report, a copy of which shall be given to the Trustee.

29.	Waiver, Settlement, Changes to Terms of Indenture; Debentures

29.1.
The Trustee may, from time to time and at any time, if it believes that doing so will not prejudice the rights of the Holders of the Debentures (Series D), as applicable, waive any breach or non-performance by the Company of any of the terms of the Indentures, subject to the provisions of applicable law and other than a change in the due dates for payment under the terms of the Debentures (Series D), its interest rate, the grounds for demanding immediate repayment, reports which the Company is required to provide to the Trustee, and with respect to a change in the Trustee's identity or fees under the Indenture.

29.2.
Subject to applicable law including the Companies Law and the regulations promulgated thereunder, including Section 350 of the Companies Law, and upon prior approval in a resolution adopted by the majority of Holders of at least two-thirds of the balance of the nominal value of the Debentures (Series D) represented at a vote (without abstaining votes) in a meeting at which the Holders of at least fifty percent (50%) of the balance of the nominal value of the balance of the principal amount of the Debentures in circulation were present, alone or by proxy, or at an adjourned meeting in which Holders who hold at least twenty percent (20%) of such balance were present, alone or by proxy, the Trustee may, whether before or after the principal amount of the Debentures (Series D) becomes payable, settle with the Company in connection with any right or claim of the Holders of the Debentures (Series D) and agree with the Company on any settlement, including a waiver of any right or claim thereof and/or of the Debenture Holders, provided that reference is not made to a debt arrangement as set forth in Section 350q of the Companies Law.

29.3.
To the extent the Trustee settles with the Company after receiving the prior approval of the General Meeting of Debenture Holders, as aforementioned, the Trustee shall be exempt from liability for such action, as approved by the General Meeting, provided that the Trustee did not breach its fiduciary duty and did not act in bad faith or with malicious intent in implementing the resolution of the meeting.

29.4.
Subject to the provisions of applicable law, the Company and Trustee may, whether before or after the principal amount of the Debentures (Series D) becomes payable, amend the Indenture and/or terms of the Debentures of the same series, if one of the following occurs:

29.4.1.
The Trustee believes that the change does not affect holders of the Debentures of such series. The provisions of this paragraph shall not apply to changes in payment dates under the terms of the Debentures of such series, its interest rate, grounds for demanding immediate repayment, or reports which the Company is required to give the Trustee, and with respect to a change in the Trustee's identity or fee in the Indenture, in order to appoint a trustee in lieu of the Trustee whose term of office has ended.

29.4.2.
Subject to the provisions of the Securities Law and the Companies Law and the regulations promulgated thereunder, including Section 350 of the Companies Law, and upon prior approval of the Debenture Holders who agreed to the change in a resolution adopted at the Meeting by a majority of Holders who hold at least two thirds of the balance of the nominal value of the Debentures who are represented at the meeting (without abstaining votes) in which Holders who hold at least fifty percent (50%) of the balance of the nominal value of the Debentures were present, alone or by proxy, or at adjourned meeting at which Holders who hold at least twenty percent (20%) of such balance were present, alone or by proxy, all subject to applicable law.

29.5.
The Company and/or Trustee shall notify all Holders of the Debentures (Series D), via the Magna system only, of any change and/or waiver as set forth in Section 29.4 of the Indenture, immediately after the occurrence of the foregoing.

29.6.
To the extent the Trustee's right under this Section 27 above is exercised with respect to the Debentures (Series D), the Trustee shall be entitled to demand that the Holders provide it or the Company with the Debenture Certificates, in order to record a note of any such waiver, settlement, modification or amendment and, at the Trustee's request, the Company shall record such a note in the certificates that are furnished thereto.

29.7.
Without derogating from the foregoing, the terms of the Debentures shall also be amendable in the framework of a settlement or arrangement which has been approved by the court pursuant to Section 350 of the Companies Law.

30.	Register of Debenture Holders

The Company shall keep and maintain at its registered offices a register of Debenture Holders in accordance with the provisions of the Securities Law, which shall be open for inspection to any person.

The Company shall not be required to enter any notice in the Register of Debenture Holders concerning an explicit, implicit or presumed trust, or a pledge or lien of any kind or any equitable right, action or setoff or other right with respect to the Debentures. The Company shall only acknowledge the ownership of the person in whose name the Debentures were registered. The legal heirs, administrators or executors of the registered Holder and any person who shall be entitled to the Debentures due to the bankruptcy of any registered Holder (and if it is a corporation – due to its dissolution) may be registered as the Holders thereof after providing proofs which the Company deems to suffice to prove their right to be registered as Holders thereof.

31.	Meetings of Debenture Holders

The convening of a meeting of Debenture Holders, the method of conducting the meeting and various conditions pertaining thereto shall be in accordance with the Second Schedule.

32.	Trustee's Liability

32.1.
Notwithstanding the provisions of applicable law and the Indenture, a Trustee who acted in the performance of its duties in good faith and within a reasonable amount of time and clarified the facts which a reasonable Trustee would have clarified in the circumstances of the matter, shall not be liable towards a Debenture Holder for damage caused thereto as a result of the Trustee exercising discretion under Section 35h(d1) or 35i1 of the Law, unless the claimant proves that the Trustee acted with gross negligence. It is clarified that should any conflict arise between the provisions of this Section and another provision of the Indenture, the provisions of this Section shall prevail.

32.2.	Should the Trustee act in good faith and without negligence in accordance with the provisions of Sections 35h(d2) and 35h(d3) of the Law, it shall not be liable for the performance of such action.

33.	Applicable Law

The Indenture and its annexes, including the Debenture Certificates, shall be governed by the Israeli law in effect from time to time. With respect to any matter not mentioned herein or a conflict between the provisions of the law and the TASE Rules and Regulations which may not be made conditional and this Indenture, the parties shall comply with Israeli law and the TASE Rules and Regulations. Without derogating from the foregoing, with respect to any matter not mentioned herein and in the event of a contradiction between the provisions of the Securities Law which may not be made conditional and this Indenture, the parties shall comply with the Securities Law.

34.	Miscellaneous

In the event of a contradiction between the provisions described in the Prospectus in connection with this Indenture and/of the Debentures and the provisions of this Indenture and the Debentures, the provisions of this Indenture shall prevail.

35.	Exclusive Jurisdiction

The competent court in Tel Aviv-Jaffa shall have sole jurisdiction to adjudicate matters connected to the Indenture and the appendices hereto.

36.	General

Without derogating from any other provision of this Indenture and the Debenture, no waiver, extension, discount, silence or abstaining from action ("waiver") by the Trustee with respect to the non-performance or partial or incorrect performance of any of the undertakings towards the Trustee under this Indenture and the Debenture, shall be deemed to be a waiver by the Trustee of any right, but rather as consent limited to the particular instance in which it was granted. Without derogating from the other provisions of this Indenture and the Debenture, any modification of undertakings towards the Trustee shall require the Trustee's prior written consent. No other consent, whether verbal or by way of a waiver or abstaining from action or in an otherwise unwritten manner, shall be deemed to be a consent. The Trustee's rights under this Agreement are independent of one another, and are in addition to any right vested and/or to be vested in the Trustee under law and/or agreement (including this Indenture and the Debenture).

37.	Addresses

The parties' addresses are as designated in the preamble hereto, or any other Israeli address regarding which a notice is issued to the other party pursuant to Section 28 above. The addresses of the Debenture Holders are as indicated in the Register or as notified by them pursuant to Section 28 above.

38.	MAGNA Certification

Pursuant to the provisions of the Securities Regulations (Electronic Signature and Reporting), 5763-2003, the Trustee hereby certifies and authorizes the party so authorized by the Company to electronically report this Indenture to the Securities Authority.

IN WITNESS WHEREOF, the parties hereto affix their signature:

Internet Gold Golden Lines Ltd.	Reznik Paz Nevo Trusts Ltd.

I, the undersigned, Ami Barlev, Adv., confirm that this Indenture was signed by Messrs. Doron Turgeman and Felix Cohen, and their signatures bind Internet Gold Golden Lines Ltd. in connection with this Indenture.

Ami Barlev, Adv.

Internet Gold – Golden Lines Ltd.
First Schedule
Debentures (Series D)

The issuance of ________ Debentures (Series D) of the Company, registered in the name of the holder, par value NIS 1.00 per Debenture (the "Debentures (Series D)"), payable in 5 installments as follows: (a) 2 equal payments at a rate of 10% of the principal amount of the Debentures (Series D), payable on September 15 on each of the years 2018 to 2019 (inclusive); (b) 2 equal payments, each of which at a rate of 30% of the principal amount of the Debentures (Series D), payable on September 15 of each of the years 2020 to 2021 (inclusive); (c) one payment at a rate of 20% of the principal amount of the Debentures (Series D), payable on September 15, 2022 (the first payment on account of the principal amount of the Debentures (Series D) shall be made on September 15, 2018 and the last payment shall be made on September 15, 2022).

The interest on the outstanding balance of the principal amount of the Debentures (Series D) shall be paid twice a year in bi-annual installments on March 15 and September 15 of each of the years 2014 to 2022 (inclusive), with respect to a period of six (6) months (with the exception of the first interest period, as set forth below) commencing one day after the previous interest payment date and ending on the date of payment. The first date of payment of interest on the Debentures (Series D) shall occur on September 15, with respect to the period commencing on the first Trading Day following the auction day on which the Debentures (Series D) are offered to the public, and concluding on the first interest payment date, calculated on the basis of a 365-day year as published by the Company.

The principal amount of the Debentures (Series D) and the interest thereon are linked to the Consumer Price Index, as set forth in Section 5 of the terms on the reverse hereof.

Registered Debentures (Series D)

Number  _________
Par value NIS _____________

1.
This Debenture evidences that Internet Gold Golden Lines Ltd. (the "Company") shall, on the payment date as defined on the reverse hereof, pay a party who is a Debenture Holder on the effective date, principal and interest payments, all subject to the Indenture.

2.
This Debenture is issued as part of a series of Debentures on terms identical to the terms of this Debenture ("Debenture Series") issued in accordance with the indenture ("Indenture") dated ___________, executed between the Company and Reznik Paz Nevo Trusts Ltd.(the "Trustee"). It is clarified that the provisions of the Indenture shall form an integral part of the provisions of this Debenture, and shall bind the Company and the Holders of the Debentures such series. All the Debentures of such series shall rank pari passu, without preference or priority of any kind.

3.	The terms set forth in this certificate shall be modified without necessitating the issuance of a new certificate, provided that the Indenture and/or any of the versions thereof are lawfully amended.

Stamped with the Company's seal on _____________

In the presence of:

Director: _________________   Director: _______________________

Terms on Reverse Side

1.	General

In this Debenture, the terms in Section 1.4 of the Indenture shall have the meaning ascribed thereto there, unless another meaning is implied by the context.

2.	Securing of Debentures

The Debentures do not include any collaterals or encumbrances, and they include restrictions on the distribution of dividends as set forth in Appendix 4.5 to this Indenture.

3.	Due Date of Principal of the Debentures

The principal of the Debentures (Series D) shall be payable in five installments, as follows: (a) Two equal installments, each at 10% of the principal of the Debentures (Series D), payable on September 15 of each of the years 2018 to 2019 (inclusive); (b) Two equal installments, each at 30% of the principal of the Debentures (Series D), payable on September 15 of each of the years 2020 to 2021 (inclusive); (c) one installment at 20% of the principal of the Debentures (Series D), payable on September 15, 2022 (the first payment of principal of the Debentures (Series D) shall be made on September 15, 2018, and the last payment shall be made on September 15, 2022).

4.	Interest

4.1
Interest on the outstanding balance of the principal of the Debentures (Series D) shall be paid twice a year in semi-annual installments, on March 15 and on September 15 of each of the years 2014 2022 (inclusive), for the period of six (6) months (except for the first interest period, as set forth hereinafter) beginning a day after the previous date of payment of interest and ending on the day of payment. The first payment of interest on the Debentures (Series D) shall be made on September 15, for the period beginning on the first Trading Day after the day of the auction in which the Debentures (Series D) are offered to the public, and ending on the date of the first payment of interest, calculated on the basis of 365 days in a year.

4.2	Withholding tax as required shall be deducted from each payment.

5.	Terms of Linkage of Principal and Interest

The interest and principal of the Debentures (Series D) are linked to the Consumer Price Index: If it transpires, when making any payment on account of the principal and/or interest of the Debentures (Series D), that the Payment Index is higher than the Base Index, then the Company shall make that payment of principal and/or interest, increased proportionately to the rate of increase of the Payment Index over the Base Index. If the Payment Index is lower than the Base Index – see the definition of "Payment Index" in Section 1.4 of the Indenture.

6.	Deferral of Dates

If the date specified for making any payment of principal and/or interest falls on a day that is not a Trading Day, the specified date shall be deferred to the Trading Day immediately following that day, with no additional payment, and the "effective date" for determining entitlement to redemption and interest shall not be changed by reason thereof.

7.	Payments of Principal and Interest of the Debentures

7.1
Any payment on account of the principal and/or interest of the Debentures (Series D) shall be made to the persons whose names are entered as holders in the Register of Holders of Debentures (Series D) of the Company at the end of the day of March 3 or September 3 in each of the years 2014 to 2022 (inclusive), immediately preceding the due date of that payment (hereinafter, "Effective Date"), except for the last payment of principal and interest, which shall be made against delivery of the Certificates of the Debentures (Series D) to the Company on the day of the payment, at the Company's registered office or at any other place of which the Company gives notice. The Company's aforementioned notice shall be published no later than five (5) Business Days before the date of the last payment.

7.2
It is clarified that any person not registered in the Register of Holders of Debentures (Series D) of the Company on any of the dates specified in this section, shall not be entitled to payment of interest for the interest period beginning before that date.

7.3
If the date of payment on account of principal and/or interest falls on a day that is not a Business Day, the payment date shall be deferred to the first Business Day after such day, with no additional payment, and the Effective Date for determining entitlement to redemption and interest shall not be changed by reason thereof.

7.4
The payment to entitled persons shall be made by check or by a bank transfer crediting the bank account of the persons whose names are entered in the Register of Holders of Debentures (Series D) on the effective date, as specified in the details which shall be provided to the Company in good time, as provided in Section 7.5 below. If the Company is unable, for any reason beyond its control, to pay any amount to the persons entitled thereto, it shall deposit that amount with the Trustee as provided in Section 14 of the Indenture. If the clearing is performed through the TASE Clearing House – through the Clearing House.

7.5
A registered Holder who wishes to notify the Company of the details of the bank account for crediting him with payments under the Debentures as aforementioned, or to change the payment instructions, as the case may be, may do so in a registered letter to the Company. The Company shall comply with the instruction if it reached its registered office at least 30 days before the effective date for making any payment under the Debentures.

7.6
If the notice is received by the Company late, the Company shall act in accordance therewith only with respect to payments whose due date falls after the payment date immediately following the day of receipt of the notice.

7.7
If a registered Holder who is entitled to such payment fails to furnish to the Company details of his bank account, any payment on account of principal and interest shall be made in a check sent by registered mail to his last address recorded in the Register of Debentures, or by a bank transfer crediting the bank account of the Debenture Holder, according to the Company's choice. The sending of a check by registered mail as aforementioned, shall be deemed in all respects as payment of the amount written thereon on the date of dispatch thereof by mail, provided the check is paid when properly presented for collection.

7.8	From any payment with respect to the Debentures, a deduction shall be made of any mandatory payment required by law.

7.9
With respect to any payment on account of principal and/or interest that is made in arrears under the terms of the Debentures (Series D), for a reason beyond the Company's control, the Company shall pay the Debenture Holders arrears interest at an annual rate exceeding by 3% the interest on the Debentures for that period (calculated pro rata for the period from the date scheduled for payment to the date of actual payment). For the avoidance of doubt, it is clarified that during the period of arrears the amount in arrears shall bear the arrears interest rate in lieu of such interest. The Company shall give notice of the arrears interest rate and of the payment date as aforementioned in an Immediate Report, two (2) Trading Days before the date of actual payment.

8.	Arrears Interest

With respect to any payment on account of principal and/or interest that is made in arrears under the terms of the Debentures (Series D), for any reason beyond the Company's control, the Company shall pay the Debenture Holders arrears interest at an annual rate exceeding by 3% the interest on the Debentures for that period (calculated pro rata for the period from the date scheduled for payment to the date of actual payment). For the avoidance of doubt, it is clarified that during the period of arrears the amount in arrears shall bear the arrears interest rate in lieu of interest as aforementioned. The Company shall give notice of the arrears interest rate and of the payment date as aforementioned in an Immediate Report, two (2) Trading Days before the date of actual payment.

9.	Non-Payment for a Reason Beyond the Company's Control

With respect to non-payment for a reason beyond the Company's control, the provisions of Section 15 of the Indenture shall apply, and they are included in this Addendum by reference.

10.	Register of Debenture Holders

With respect to the Register of Debenture Holders, the provisions of Section 30 of the Indenture shall apply, and they are included in this Addendum by reference.

11.	Splitting of Debenture Certificates; Transfer of Debentures

11.1
The Debentures are transferable with respect to any nominal amount, provided that it shall be in whole New Israeli Shekels. Any transfer of the Debentures shall be made by a deed of transfer drawn up in the accepted form for transferring shares, duly signed by the registered owner or his legal representatives and by the transferee or his legal representatives, which shall be delivered to the Company at its registered office together with the Certificates of the Debentures which are being transferred on the basis thereof as well as any other reasonable proof as requested by the Company in evidence of the transferor's right to transfer them.

11.2
Subject to the foregoing, any procedural provisions contained in the Company's articles regarding the method of transfer of shares shall apply, mutatis mutandis, to the transfer and endorsement of the Debentures.

11.3	If any mandatory payment applies to the deed of transfer of the Debentures, the Company shall be given reasonable proof of the payment thereof by the party proposing the transfer.

11.4
If only a portion of the nominal amount of the principal of the Debentures in this Certificate is transferred, the Certificate shall first be split, as provided below, into the number of Debenture Certificates necessitated thereby, such that the total of the principal amounts specified in those Certificates is equal to the principal amount specified in the aforementioned Debenture Certificate.

11.5
Following the fulfillment of all the aforementioned conditions, the transfer shall be recorded in the Register and all the conditions set forth in the Indenture and in this Debenture shall apply to the transferee.

11.6	All the expenses and fees entailed in the transfer shall be borne by the party proposing the transfer.

11.7
Any Debenture Certificate may be split into several Debenture Certificates, wherein the total amount of the nominal principal is equal to the amount of the nominal principal in the Certificate it is proposed to split, provided that such Certificates are only issued in a reasonable quantity. The split shall be made against delivery of the relevant Debenture Certificate to the Company at its registered office for the performance of the split, together with a request to make such split, duly signed by the requesting party. All the costs entailed in the split, including taxes and levies, if any, shall be borne by the party requesting the split.

12.	Replacement of Debenture Certificates

If any Debenture Certificate is worn, lost or destroyed, the Company may issue in its place a new Debenture Certificate, upon such conditions pertaining to proof, indemnification and coverage of reasonable expenses incurred by the Company in clarifying the title to the Debentures, as the Company deems fit, provided that, in case of wear, the worn Debenture Certificate is returned to the Company prior to the issuance of the new Certificate. Levies and other expenses entailed in issuing the new Certificate, insofar as they apply, shall be borne by the party requesting such Certificate.

13.	Early Redemption

With respect to early redemption of the Debentures, the provisions of Section 8 of the Indenture shall apply, and they are included in this Addendum by reference.

14.	Purchase of Debentures

With respect to the purchase of Debentures, the provisions of Section 4 of the Indenture shall apply, and they are included in this Addendum by reference.

15.	Waiver, Settlement, Modification of Terms of Debentures

With respect to waiver, settlement and modifications of the terms of the Debentures, the provisions of Section 29 of the Indenture shall apply, and they are included in this Addendum by reference.

16.	Meetings of Debenture Holders

With respect to general meetings of the Debenture Holders, the provisions of Section 31 of the Indenture shall apply, and they are included in this Addendum by reference.

17.	Immediate Repayment

With respect to immediate repayment of the Debentures, the provisions of Section 9 of the Indenture shall apply, and they are included in this Addendum by reference.

18.	Notices

With respect to notices, the provisions of Section 28 of the Indenture shall apply, and they are included in this Addendum by reference.

***

Second Schedule

Meetings of the Debenture Holders

1.
The Trustee or the Company may convene Meetings of the Debenture Holders. If the Company convenes a Meeting of the Debenture Holders, it must immediately send a written notice to the Trustee concerning the place, day and time at which the Meeting is to be held, as well as the matters which are to be considered thereat, and the Trustee or its representative shall be entitled to participate in such Meeting, without any voting rights.

2.
The Trustee shall convene a Meeting of the Debenture Holders if it deems this necessary, or at the request of the Company, or at the request of one or more Holders of Debentures (Series D) holding at least five percent (5%) of the outstanding balance of the nominal principal of the Debentures in circulation. If the request to convene a Meeting is made by Debenture Holders, the Trustee may demand from the requesting parties compensation, including in advance, for the reasonable expenses entailed therein.

3.
It is clarified that the Trustee's demand for compensation shall not prevent the convening of a Meeting that was called for the purpose of taking any action intended to prevent harm to the rights of the Debenture Holders, and such demand for compensation shall not derogate from the Company's obligation to bear the expenses entailed in convening the Meeting.

4.
The Trustee shall convene a Holders' Meeting within 21 days from when the request to convene the Meeting was submitted to it, for the date scheduled in the notice, provided the date of convening shall not be earlier than seven days and not later than 21 days after the date of the notice. However, the Trustee may advance the date of the Meeting to at least one day after the date of the invitation, if it deems this necessary for protecting the rights of the Holders and subject to the provisions of Section 14 below; and if the Trustee does so, it shall explain in the report regarding the notification of the Meeting the reasons for advancing its date.

5.
The date of a Meeting which the Trustee decided to call at its discretion and/or at the request of Holders shall be no less than seven days and no more than 21 days after the date of the notice. However, the Trustee may advance the date of the Meeting to at least one day after the date of the notice, if it deems this necessary for protecting the rights of the Holders and subject to the provisions of Section 14 below.

6.	The Trustee may change the date of convening of the Meeting, subject to the provisions of the law.

7.
If the Trustee does not provide notice of a Holders' Meeting, pursuant to a Holder's request, within the time specified in Section 4 above, the Holder may convene the Meeting, provided the date of convening is within 14 days from the end of the period within which the Trustee should have called the Meeting, and the Trustee shall bear the expenses incurred by the Holder in convening the Meeting.

8.
Any Meeting of the Debenture Holders shall be held in Israel, at the Company's registered offices or at another venue of which the Company and/or the Trustee give notice, and the Company shall bear the reasonable expenses of the alternative venue.

Notice of Convening of a Meeting

9.
A notice to a Meeting called by the Trustee solely for the purpose of consulting with the Debenture Holders shall be published at least one day before the date of convening thereof ("Consultation Meeting"). No agenda shall be published for a Consultation Meeting and no resolutions shall be adopted thereat.

10.	Notice of a Holders' Meeting shall be published in accordance with the provisions of the Securities Law as in effect from time to time and shall be delivered to the Company by the Trustee.

11.	The notice of invitation shall include the agenda, the proposed resolutions as well as arrangements with respect to written votes.

12.
One or more holders of Debentures (Series D), holding at least five percent of the balance of the nominal amount of the Debenture series, may request the Trustee to include some matter on the agenda of a Holders' Meeting which is to convene in the future, provided the matter is suitable to be considered at such Meeting. At a Holders' Meeting, resolutions may be adopted solely on the matters set out in the agenda.

13.	At a Holders' Meeting, resolutions may be adopted solely on the matters set out in the agenda.

Effective Date for Ownership of Debentures; Conduct of the Meeting

14.
Holders entitled to participate and vote at Holders' Meetings must have held Debentures on the date specified in the invitation to the Holders' Meeting, provided such date is not more than three days and not less than one day before the date of convening of the Holders' Meeting.

15.	At any Meeting, the Trustee or whoever is appointed by it shall act as chairman of the Meeting.

16.
No resolution lawfully adopted at a Meeting called as provided above shall be disqualified even if notice thereof was not given, in error, to all the Debenture Holders, or such notice was not received by all the Debenture Holders. The provisions of this section shall apply as long as the invitation to the Meeting (or to an adjourned Meeting, as the case may be) was sent in the Magna system.

17.	Any notice by the Company and/or the Trustee to the Debenture Holders shall be given in accordance with the provisions of Section 21 of the Indenture.

18.	A Meeting of the Debenture Holders shall be opened by the chairman of the Meeting, after it has been proven that the quorum required for commencing the Meeting, as provided below, is present:

18.1
Subject to the quorum required at a Meeting convened for adopting a special resolution, and subject to any provisions of the Securities Law that may not be contracted out of and to the provisions of this Certificate, a quorum at a General Meeting shall be at least two (2) Debenture Holders, present in person or by proxy, holding or representing together at least 25% of the outstanding balance of the nominal amount of the Debentures in circulation at the time; and at an adjourned Meeting – two (2) Holders as aforementioned, regardless of the nominal amount held by them.

18.2
At a Meeting convened for adopting a special resolution, a quorum shall be constituted by Debenture Holders, present in person or by proxy, holding or representing together at least 50% of the outstanding balance of the nominal amount of the Debentures in circulation at the time; and at an adjourned Meeting – Debenture Holders as aforementioned holding at least twenty percent (20%) of the balance of said nominal amount.

19.
Debentures held by a Holder who is a Controlling Person in the Company, his relative or a corporation controlled by either of them, shall not be taken into account for the purpose of determining the quorum at a Holders' Meeting, and their votes shall not be counted among the votes cast at such Meeting.

20.
A voting instrument, completed and signed, reaching the Trustee by the deadline set for that purpose, shall be deemed as presence at a Meeting for purposes of the existence of a quorum as provided in Section 18 above.

21.
If a quorum is not present at the end of half an hour from the time set for the start of a Holders' Meeting, the Meeting shall be adjourned to another date being no earlier than two Business Days after the date set for holding the original Meeting, or one Business Day, if the Trustee considers this necessary for protecting the rights of the Holders. If the Meeting is adjourned, the Trustee shall explain in the report concerning the convening of the Meeting the reasons for its adjournment.

22.
If a quorum is not present at the end of half an hour from the time set for an adjourned Meeting, as provided in Section 18 above, the Meeting shall be held with any number of participants, except if required otherwise by the Securities Law.

23.
Notwithstanding the provisions of Section 22 above, if a Holders' Meeting was convened at the request of Holders holding at least five percent (5%) of the balance of the nominal amount of the Debentures in circulation (as provided in Section 2 above), the adjourned Holders' Meeting shall be held only if Holders in the minimum number required for convening such a Meeting are present (i.e. at least five percent (5%) of the balance of the nominal amount of the Debentures in circulation).

24.	No matters may be considered at an adjourned Meeting other than matters which could have been considered at the original Meeting.

25.
Pursuant to a decision of the Trustee or a resolution carried by a simple majority of the votes cast at a Meeting at which a quorum was present, the continuation of the Meeting ("the original Meeting") or the consideration or adoption of a resolution on a matter set out in the agenda shall be deferred to another time and place, as decided by the Trustee or resolved by such Meeting ("continuing Meeting"). No matters may be considered at a continuing Meeting other than matters which were on the agenda and regarding which no resolution was adopted.

26.
If the continuation of a Holders' Meeting is deferred without any change in its agenda, notices for the new session of the continuing Meeting shall be issued as soon as possible and no later than 12 hours before the continuing Meeting. Notices as provided shall be issued in accordance with Sections 10 and 11 above.

27.
A person or persons appointed by the Trustee, and any other person or persons so authorized by the Company, may attend Meetings of the Debenture Holders, or only some of them, as decided by the Trustee, without any voting rights. If in the Trustee's reasonable judgment, and on reasonable grounds, it is necessary that a part of the Meeting be conducted without the presence of the Company's representatives, then the Company or its representatives shall not participate in that part of the Meeting. Notwithstanding the provisions of this Section 27 above, the Company may be present at the opening of a Meeting for the purpose of presenting its position in connection with any matter on the agenda of the Meeting and/or presenting a particular matter (as the case may be).

Resolutions

28.	Any resolution shall be carried on a poll.

29.
The chairman of the Meeting may determine that votes shall be conducted by way of voting instruments or by voting during the Meeting. If the chairman determines that the vote shall be by way of voting instruments, the Trustee shall ensure that the text of the voting instrument is published in the Magna system and shall set the vote closing time by which the Holders must send to the Trustee a duly completed and signed voting instrument. The Trustee, at its discretion, may require a Holder to declare in the voting instrument the existence or absence of a conflicting interest (as hereinafter defined). A Holder who does not complete the voting instrument and/or does not prove his entitlement to participate and vote at a Meeting in accordance with the provisions of the Second Schedule, shall be deemed not to have delivered a voting instrument and therefore to have chosen not to vote on the matter/s set out in the voting instrument.

30.
A duly completed and signed voting instrument, in which the Holder has specified the manner of his vote, reaching the Trustee by the deadline set for that purpose, shall be deemed presence at the Meeting for purposes of the existence of a quorum, as provided in Section 18 above. Accordingly, the Trustee, at its discretion and subject to any law, may hold voting Meetings at which voting is conducted by way of voting instruments, without convening, or hold a vote by way of voting instruments at an adjourned Meeting at which the quorum required for adopting a resolution is not present, provided the Trustee receives, by the time set for that purpose in the notice concerning the convening of the Meeting or the holding of the vote, as the case may be, voting instruments of Holders constituting the quorum required for adopting a resolution at an original Meeting or at an adjourned Meeting, as the case may be.

31.
If a Meeting of Debenture Holders is convened (whether called by the Company, a Holder or the Trustee), the Trustee shall conduct an examination to determine the existence of a conflict of interest among the Debenture Holders, be it an interest arising from their holding of the Debentures or another interest, as determined by the Trustee ("conflicting interest"). The Trustee may require a Holder participating in the Meeting to declare, including in writing, before the vote and/or in the voting instrument, another interest he has, as well as the existence or absence of a conflicting interest, at the Trustee's discretion.

Without derogating from the generality of the foregoing, each of the following shall be deemed as having a conflicting interest:

31.1	A Holder who is an Affiliate Holder (as this term is defined in Section 4 of the Indenture).

31.2	A Holder who served as an officer of the Company immediately prior to the event underlying the resolution in the Meeting.

31.3
Any Holder the Trustee has determined has a "conflicting interest" as provided hereinafter, subject to any law and/or directive of a competent authority, and inter alia: Any Holder declaring in writing to the Trustee that he has a material, personal interest which lies outside the interest of the body of Debenture Holders at the relevant Meeting of the Debenture Holders. Any Holder who fails to submit such a declaration in writing after being requested to do so by the Trustee, shall be deemed to have declared that he has such a personal interest, and the Trustee shall determine that he is a Holder with a conflicting interest. Without derogating from the provisions of this Section 31, the Trustee shall examine whether a Holder has a "conflicting interest" also taking into account that Holder's holdings in other securities of the Company and/or securities of any other corporation relevant to the resolution that is being submitted to the Meeting for approval (as set out in the voting instrument), according to the declaration of that Holder.

The existence of a conflicting interest shall be determined also on the basis of a general test of conflicts of interest which the Trustee shall conduct. Furthermore, for the avoidance of doubt, it is clarified that the provisions regarding the definition of Debenture Holders having a conflicting interest shall not derogate from the provisions of the law, the case law and the binding guidelines of the Securities Authority relating to the definition of debenture holders having a conflicting interest, as applying at the time of the examination.

32.
For purposes of the conflict-of-interest examination as aforementioned, the Trustee may rely on a legal opinion ordered by it, which shall be subject to the provisions of the Indenture as to the bearing of expenses.

33.
It is clarified that a conflict-of-interest examination as aforementioned, insofar as it is required in the Trustee's opinion, shall be conducted separately for each resolution on the agenda of the Meeting and separately for each Meeting. It is further clarified that the declaration of a Holder as having a conflicting interest in any resolution or at any Meeting, shall not in itself prove the existence of a conflicting interest of that Holder in another resolution on the agenda of the Meeting or a conflicting interest in other Meetings.

34.
In counting the votes cast at a Holders' Meeting, the Trustee shall not take into account the votes of Holders who did not comply with its request as provided in Section 31.3 above, or of Holders which it found have a conflict of interest as provided in that section. Notwithstanding the aforementioned, if the total holdings of the participants in a vote who are not Holders having a conflicting interest is less than five percent of the balance of the nominal amount of the Debentures (Series D), the Trustee shall take into account, in the count of the votes cast, also the votes of the Holders having a conflicting interest.

35.	In a vote, each Holder, present in person or by proxy, shall have one vote for each NIS 1 nominal value of the total outstanding principal of the Debentures by virtue of which he is entitled to vote.

36.	In the case of joint Holders of a Debenture, only the vote of the person listed first among them in the Register shall be accepted.

37.	A Debenture Holder may use part of his votes to vote for a proposed resolution, use another part to vote against, and use yet another part to abstain, all as he deems fit.

38.
The majority required for approving an ordinary resolution is a simple majority of the number of votes cast, without taking into account abstentions. The majority required for adopting a special resolution at a Meeting is no less than two thirds of the number of votes cast, without taking into account abstentions.

39.	The following matters shall be carried at Holders' Meetings by a majority other than a simple majority or by a special quorum, as the case may be:

39.1	Any modification and/or amendment to the Indenture, insofar as the approval of the Meeting of Debenture Holders is required in regard thereto, made as provided in Section 22 of the Indenture.

39.2
Any amendment, modification or arrangement relating to rights of the Debenture Holders, whether such rights arise from the Debenture, the Indenture or otherwise, or any material settlement or waiver in connection with such rights, made as provided in Section 22 of the Indenture.

39.3	Any demand for immediate repayment of the Debentures and/or for the realization of collaterals, made in accordance with the provisions of Section 7 of the Indenture.

39.4	Any resolution relating to the purposes of the balance of the proceeds received by the Trustee, as set forth and as provided in Section 9 of the Indenture.

39.5	Any resolution regarding the termination of the Trustee and the replacement thereof with another trustee, adopted in the manner provided in Section 25 of the Indenture.

39.6	Any other matter which the Indenture provides is subject to a special resolution.

40.	Any matter which is not required by Section 39 above to be carried by a majority other than a simple majority or by a special quorum, shall be adopted as an ordinary resolution.

41.
An instrument appointing a proxy shall be in writing under the hand of the appointing party or his representative duly authorized in writing in regard. If the appointing party is a corporation, the appointment shall be made in writing under the seal of the corporation, together with the signature of the corporation's authorized signatories, and the appointee shall be entitled to act on behalf of the corporation he is representing.

41.1	The instrument of appointment of a proxy shall be drawn up in any form deemed acceptable by the Trustee.

41.2	A proxy need not himself be a Debenture Holder.

41.3
An instrument of appointment and a power of attorney or other certificate based on which the instrument of appointment was signed, or a certified copy of such a power of attorney, shall be delivered to the Trustee up to the commencement of the Meeting, unless specified otherwise in the notice calling the Meeting.

42.
A vote given in accordance with the conditions in the document appointing a proxy shall be valid even if the appointing party previously died or was declared incapacitated or the instrument of appointment was cancelled or the Debenture in respect of which the vote was given was transferred, unless a written notice concerning the death, the decision of incapacity, the cancellation or the transfer, all as the case may be, was received at the Company's registered office prior to the Meeting.

43.
Any vote given and/or cast in accordance with the conditions in the document appointing a proxy shall be valid even if: (1) the appointing party previously died or was declared incapacitated; or (2) the instrument of appointment was cancelled after the vote; or (3) the Debenture in respect of which the vote was given was transferred after the vote, unless a written notice was received at the Company's registered office or at another address of which the Company gives notice or by the Trustee, prior to the Meeting or the vote, concerning the death or incapacity of the appointing party or the cancellation or transfer as aforementioned.

44.
The Trustee shall prepare minutes of the Meeting of the Debenture Holders, which shall be recorded in the Register of Minutes and kept at the Trustee's registered office for a period of seven years from the date of the Meeting. All such minutes shall be signed by the chairman of the Meeting, and all minutes signed as aforementioned shall be prima facie evidence of their contents, and as long as not proven otherwise, any resolution adopted by such a Meeting shall be deemed to have been lawfully adopted. The Trustee may prepare minutes of a Meeting or parts thereof by way of a recording.

45.
The Register of Minutes of Holders' Meetings shall be kept at the Trustee's office, shall be open to the inspection of the Debenture Holders, and a copy thereof shall be sent to each Debenture Holder so requesting.

46.	The declaration of the chairman of the Meeting that a resolution was accepted or rejected, and the entry made in that regard in the Register of Minutes, shall be prima facie proof thereof.

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